13/A

                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                             AMENDMENT NO. 5
                                   TO
                             SCHEDULE 13D
                            (Rule 13d-101)



               INFORMATION TO BE INCLUDED IN STATEMENTS
                    FILED PURSUANT TO RULE 13d-1(a)
        AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                          HISPANIC EXPRESS, INC.
                           (Name of Issuer)

              Common Stock, par value $0.01 per share
                    (Title of Class of Securities)

                            43358F 10 4
               (CUSIP Number of Class of Securities)

                       ----------------------


                           Gary M. Cypres
                      5480 East Ferguson Drive
                         Commerce, CA 90022
                          (323) 720-8608

                          With Copies To:

                    William T. Quicksilver, Esq.
                   Manatt, Phelps & Phillips, LLP
                    11355 West Olympic Boulevard
                       Los Angeles, CA 90064
                          (310) 312-4210

       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                          February 27, 2002
                      (Date of Event which Requires
                        Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

 (1)     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (ENTITIES ONLY) Gary M. Cypres
         ###-##-####

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

         (a)                                             [   ]
         (b)                                             [   ]

(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS
         BK/PF

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                  [   ]

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

NUMBER OF SHARES                         =     (7)    SOLE VOTING POWER
BENEFICIALLY OWNED BY                                 3,627,710*
EACH REPORTING PERSON WITH

                                         :     (8)    SHARED VOTING POWER
                                                      795,744*
                                         :     (9)    SOLE DISPOSITIVE POWER
                                                      3,627,710*
                                         :     (10)   SHARED DISPOSITIVE POWER
                                                      795,744*

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,423,454*

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
         EXCLUDES CERTAIN SHARES                         [   ]

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         60.66%

(14)     TYPE OF REPORTING PERSON
         IN

* On February 27, 2002, Cypres purchased an aggregate of 1,638,543 shares of Issuer Common Stock in private transactions. As of February 28, 2002, Cypres beneficially owned of 316,000 shares of Issuer Common Stock pursuant to vested stock options. As a result of the foregoing transactions his vested stock options, and the 1,673,167 shares of Issuer Common Stock previously reported as being beneficailly owned by Cypres, Cypres has sole voting power of 3,627,710 shares of Issuer Common Stock. In addition, Cypres as the sole stockholder of G.M. Cypres & Co., Inc., which is the general partner of (i) Cypres Investments Holdings, L.P., which owns 690,088 shares of the Issuer's Common Stock and (ii) G.M. Cypres Investments, L.P., which owns 80,656 shares of Issuer Common Stock, is deemed to beneficially own and control 770,744 shares of Issuer Common Stock. Also, Cypres has shared voting power of 12,500 shares of Issuer Common Stock held by Cypres' spouse and 12,500 shares of Issuer Common Stock held in trust by Cypres and his spouse.

(1)      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (ENTITIES ONLY) G.M. Cypres & Co., Inc.
         13-3559737

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

         (a)                                             [   ]
         (b)                                             [   ]

(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS
         N/A

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                           [   ]

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION
         State of Delaware

NUMBER OF SHARES                      :     (7)    SOLE VOTING POWER
BENEFICIALLY OWNED BY                              0
EACH REPORTING PERSON WITH

                                      :     (8)    SHARED VOTING POWER
                                                   770,744*

                                      :     (9)    SOLE DISPOSITIVE POWER
                                                   0

                                      :     (10)   SHARED DISPOSITIVE POWER
                                                   770,744*

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         770,744*

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
         EXCLUDES CERTAIN SHARES                         [   ]

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         11.05%

(14)     TYPE OF REPORTING PERSON
         CO

* G.M. Cypres & Co., Inc. is the general partner of (i) Cypres Investments Holdings, L.P., which owns 690,088 shares of Issuer Common Stock, and (ii) G.M. Cypres Investments, L.P., which owns 80,656 shares of Issuer Common Stock.

(1)      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (ENTITIES ONLY) Cypres Investments Holdings, L.P.
         13-3559738

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

         (a)                                           [   ]
         (b)                                           [   ]

(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS
         N/A

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                         [   ]

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION
         State of Delaware

NUMBER OF SHARES                        :     (7)    SOLE VOTING POWER
BENEFICIALLY OWNED BY                                690,088*
EACH REPORTING PERSON WITH

                                        :     (8)    SHARED VOTING POWER
                                                     0

                                        :     (9)    SOLE DISPOSITIVE POWER
                                                     690,088*

                                        :     (10)   SHARED DISPOSITIVE POWER
                                                     0

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         690,088*

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
         EXCLUDES CERTAIN SHARES                       [   ]

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         9.89%

(14)     TYPE OF REPORTING PERSON
         PN

* On August 2, 2001, Cypres Investments Holdings, LP ("CIH") distributed a total of 33,094 shares of Issuer Common Stock to three individuals. These distributions decreased CIH's ownership of Issuer Common Stock from 723,182 shares to 690,088 shares.

Item 1.  Security and Issuer.


     This Amendment No. 5 to Schedule 13D (the "Schedule 13D Amendment") relates to the common stock, par value $0.01 per share (the "Shares" or the "Issuer Common Stock"), of Hispanic Express, Inc., a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is located at 5480 East Ferguson Drive, Commerce, CA 90022.

Item 2.  Identity and Background.

     (a)-(c) This Schedule 13D Amendment is filed by Gary M. Cypres, a natural person ("Cypres"), G.M. Cypres & Co., Inc., a Delaware corporation ("GMCC"), and Cypres Investments Holdings, L.P., a Delaware limited partnership ("CIH") (collectively, the "Reporting Persons"). The business address of Cypres is 5480 East Ferguson Drive, Commerce, CA 90022. The address of the principal business and principal office of CIH and GMCC is also 5480 East Ferguson Drive, Commerce, CA 90022. Cypres is the Chairman of the Board, President and Chief Executive Officer of the Issuer. Cypres is the sole stockholder of GMCC and may exercise voting power over shares of Issuer Common Stock beneficially owned by GMCC. GMCC is the general partner of CIH and G.M. Cypres Investments, L.P. ("GMCI"), a limited partnership stockholder of Issuer. CIH is a limited partnership stockholder of Issuer.

     (d)-(e) During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the executive officers or directors of GMCC has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f) Cypres is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.


     On February 26, 2002, Credit Starters, LLC, a California limited liability company of which Cypres is the sole equityholder ("Credit Starters"), executed a promissory note in principal amount of US$7,000,000 (the "Note") in favor of City National Bank, NA (the "Lender"). In connection with, and as collateral for, the Note, Cypres and G.M. Cypres & Company, Inc. pledged to the Lender 3,875,171 shares of Issuer Common Stock, representing all of the shares of Issuer Common Stock owned by Cypres and G.M. Cypres & Company as of such date, plus 4,302,181 shares of the common stock of Banner Central Finance Company ("BCFN"), representing all of the shares of Issuer Common Stock owned by Cypres and G.M. Cypres & Company, Inc. as of such date (the "Pledge"). The terms of the Pledge permit Cypres to retain voting and investment power over the shares of Issuer Common Stock and BCFN common stock so pledged. The funds available under the Note are restricted for use in the acquisition of additional shares of Issuer Common Stock and BCFN common stock.

     On February 27, 2002, Cypres and Credit Starters entered into an agreement pursuant to which Credit Starters agreed draw down US$3,440,940.30 from the Note and to loan such amount to Cypres for the purchase of 1,638,543 shares of Issuer Common Stock. On February 27, 2002, in a private transaction, Cypres purchased the 1,638,543 shares of Issuer Common Stock for an aggregate purchase price $3,440,940.30. Prior to this transaction, Cypres had reported sole beneficial ownership of 1,673,167 shares of Issuer Common Stock. In addition, Cypres beneficially owns 316,000 shares of Issuer Common Stock pursuant to vested stock options. Accordingly, Cypres beneficially owns and has sole dispositive and voting power over 3,627,710 shares of Issuer Common Stock.

     GMCC is the  general  partner  of CIH and  GMCI.  On August  2,  2001,  CIH
distributed   a  total  of  33,094  shares  of  Issuer  Common  Stock  to  three individuals. These distributions decreased CIH's ownership of Issuer Common Stock from 723,182 shares to 690,088 shares. Thus, CIH has sole dispositive and voting power over 690,088 shares of Issuer Common Stock. Also on August 2, 2001, GMCI distributed a total of 24,661 shares of Issuer Common Stock to two individuals. These distributions decreased GMCI's ownership of Issuer Common Stock from 105,317 shares to 80,656 shares. Accordingly, GMCC has shared dispositive and voting power over 770,744 shares of Issuer Common Stock through its interest in CIH and GMCI. Cypres is the sole stockholder of GMCC and thus has shared dispositive and voting power over 770,744 shares of Issuer Common Stock. In addition, Cypres has shared dispositive and voting power over 12,500 shares of Issuer Common Stock held by Mr. Cypres' spouse and 12,500 shares of Issuer Common Stock held in trust by Mr. Cypres and his spouse.



Item 4.  Purpose of the Transaction.

     (a)-(i) The information set forth in Item 3 is hereby incorporated herein by reference.

     The Reporting Person may continue from time to time to acquire additional securities from the Issuer under conditions which are satisfactory to him.

     The Reporting Persons do not have any plans or proposals which relate to or would result in:

     (a)  An   extraordinary   corporate   transaction,   such   as  a   merger,
reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (b) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (c) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

     (d) Any material changes in the present capitalization or dividend policy of the Issuer;

     (e) Any other material change in the Issuer's business or corporate structure;

     (f) Changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (g) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (h) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (i) Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

     (a)-(b) The number of shares of Issuer Common Stock beneficially owned by CIH and covered by this report is 690,088, which constitutes, based on the number of shares of Issuer Common Stock outstanding on a fully diluted basis on March 19, 2002, approximately 9.89% of Issuer Common Stock. The number of shares of Issuer Common Stock beneficially owned by GMCC and covered by this report is 770,744, which constitutes, based on the number of shares of Issuer Common Stock outstanding on a fully diluted basis on March 19, 2002 approximately 11.05% of Issuer Common Stock. Gary M. Cypres, who is President, Director and sole stockholder of GMCC and Chairman of the Board, President and Chief Executive Officer of the Issuer, beneficially owns 4,423,454 shares of Issuer Common Stock, which constitutes, based on the number of shares of Issuer Common Stock outstanding on a fully diluted basis on March 19, 2002, approximately 60.66% of Issuer Common Stock.

     (c) Other than as set forth in this Item 5(a)-(b), to the best of the Reporting Persons' knowledge as of the date hereof (i) no subsidiary or affiliate of the Reporting Persons nor any of executive officers or directors of GMCC beneficially owns any shares of Issuer Common Stock, and (ii) other than as described in Item 3, there have been no transactions in the shares of Issuer Common Stock effected during the past 60 days by the Reporting Persons.

     (d) No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer's common stock held by the Reporting Persons.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.


     The information set forth, or incorporated by reference, in Items 3 through 5 is hereby incorporated herein by reference.

     As described in Item 3, Mr. Cypres pledged to the Lender his 1,673,167 shares of Issuer Common Stock and 2,100,177 shares of BCFN common stock to be used as collateral for the Note. However, Cypres still maintains his rights of voting and investing power over such pledged stock.

     As described in Item 3, Credit Starters and Cypres entered into an agreement pursuant to which Credit Starters loaned US$3,440,940.30 to Cypres for the purchase of 1,638,543 shares of Issuer Common Stock, which was accomplished in a private transaction on February 27, 2002.

     To the best of the Reporting Persons' knowledge, except as described in this Schedule 13D, there are at present no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 above and between any such persons and any person with respect to any securities to the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

     Exhibit 1 - Promissory Note City National Bank & Credit Starters

     Exhibit 2 - Promissory Note Gary Cypres & Credit Starters

                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that this statement is true, complete and correct.


Dated:   March 19, 2002

                                   GARY M. CYPRES

                                   /s/ Gary M. Cypres
                                   -------------------------
                                   Name:Gary M. Cypres



                                  G.M. Cypres & Co., INC.


                                  By:/s/ Gary M. Cypres
                                  --------------------------
                                  Name:Gary M. Cypres
                                  Title:President



                                  CYPRES INVESTMENTS HOLDINGS, L.P.

                                  By:G.M. Cypres & Co., Inc.,
                                     its general partner

                                  By:/s/ Gary M.Cypres
                                  ---------------------------
                                  Name: Gary M. Cypres
                                  Title:President

          I(R) ClTYNATIONAL
          BANK
                                    EXHIBIT 1

                                 PROMISSORY NOTE



          Principal        Loan Date     Maturity       Loan No.
          ---------        ---------     --------       --------

          $7,000,000.00    02-26-2002   03-13-2003       42135

          Call/Coll          Account     Officer        Initials
          ---------          -------     -------        --------

                              655534       ST               ST

--------------------------------------------------------------------------------
References in the shaded area are for Lender's use only and do not limit the applicability of this document to any particular loan or item.

Any item above containing "***" has been omitted due to text length limitations.
--------------------------------------------------------------------------------
Borrower:     Credit Starters, LLC, A california limited
              5480 East Ferguson Drive, Third Floor
              Commerce, CA 90022

Lender:       City National Bank, NA LIABILITY COMPANY
              Downtown Los Angeles Commercial Banking Center
              #034000-01
              633 West Fifth Street, Tenth Floor
              Los Angeles, CA 90071


Principal Amount: $7,000,000.00 Initial Rate: 4.750% Date of Note: February 26, 2002 PROMISE TO PAY. CREDIT STARTERS, LLC, A CALIFORNIA LIMITED LIABILITY COMPANY ("Borrower") promises to pay to City National Bank, NA ("Lender"), or order, in lawful money of the United States of America, the principal amount of Seven Million & 00/100 Dollars ($7,000,000.00) or so much as may be outstanding, together with interest on the unpaid outstanding principal balance of each advance. Interest shall be calculated from the date of each advance until repayment of each advance.

PAYMENT. Borrower will pay this loan in one payment of all outstanding principal plus all accrued unpaid interest on March 13, 2003. In addition. Borrower will pay regular monthly payments of all accrued unpaid interest due as of each payment date, beginning March 26, 2002, with all subsequent interest payments to be due on the same day of each month after that. Unless otherwise agreed or required by applicable law, payments will be applied first to accrued unpaid interest, then to principal, and any remaining amount to any unpaid collection costs. The annual interest rate for this Note is computed on a 365/360 basis; that is, by applying the ratio of the annual interest rate over a year of 360 days, multiplied by the outstanding principal balance, multiplied by the actual number of days the principal balance is outstanding. Borrower will pay Lender at Lender's address shown above or at such other place as Lender may designate in writing.

VARIABLE INTEREST RATE. The interest rate on this Note is subject to change from time to time based on changes in an index which is the City National Bank Prime Rate (the "Index"). Prime Rate shall mean the rate most recently announced by Lender at its principal office in Beverly Hills, California, as its "Prime Rate". Any change in the Prime Rate shall become effective on the same business day on which the Prime Rate shall change, without prior notice to Borrower . Lender will tell Borrower the current Index rate upon Borrower's request. The interest rate change will not occur more often than each day. Borrower understands that Lender may make loans based on other rates as well. The Index currently is 4.750%. The interest rate to be applied to the unpaid principal balance of this Note will be at a rate equal to the Index, resulting in an initial rate of 4.750%. NOTICE: Under no circumstances will the interest rate on this Note be more than the maximum rate allowed by applicable law.

PREPAYMENT. Borrower agrees that all loan fees and other prepaid finance charges are earned fully as of the date of the loan and will not be subject to refund upon early payment (whether voluntary or as a result of default), except as otherwise required by law. Except for the foregoing. Borrower may pay without penalty all or a portion of the amount owed earlier than it is due. Early payments will not, unless agreed to by Lender in writing, relieve Borrower of Borrower's obligation to continue to make payments of accrued unpaid interest. Rather, early payments will reduce the principal balance due. Borrower agrees not to send Lender payments marked "paid in full", "without recourse", or similar language. If Borrower sends such a payment. Lender may accept it without losing any of Lender's rights under this Note, and Borrower will remain obligated to pay any further amount owed to Lender. All written communications concerning disputed amounts, including any check or other payment instrument that indicates that the payment constitutes "payment in full" of the amount owed or that is tendered with other conditions or limitations or as full satisfaction of a disputed amount must be mailed or delivered to: City National Bank, NA; Downtown Los Angeles Commercial Banking Center i?034000-01; 633 West Fifth Street, Tenth Floor; Los Angeles, CA 90071.

INTEREST AFTER DEFAULT. Upon Borrower's failure to pay all amounts declared due pursuant to this section, including failure to pay upon final maturity, Lender, at its option, may, if permitted under applicable law, increase the variable interest rate on this Note to 5.000 percentage points over the Index. DEFAULT. Each of the following shall constitute an event of default ("Event of Default") under this Note: Payment Default. Borrower fails to make any payment when due under this Note. Other Defaults. Borrower fails to comply with or to perform any other term, obligation, covenant or condition contained in this Note or in any of the related documents or to comply with or to perform any term, obligation, covenant or condition contained in any other agreement between Lender and Borrower.

     Default in Favor of Third Parties. Borrower or any Grantor defaults under any loan, extension of credit, security agreement, purchase or sales agreement, or any other agreement, in favor of any other creditor or person that may materially affect any of Borrower's property or Borrower's ability to repay this Note or perform Borrower's obligations under this Note or any of the related documents.

     False Statements. Any warranty, representation or statement made or furnished to Lender by Borrower or on Borrower's behalf under this Note or the related documents is false or misleading in any material respect, either now or at the time made or furnished or becomes false or misleading at any time thereafter.

     Death or Insolvency. The dissolution of Borrower (regardless of whether election to continue is made), any member withdraws from Borrower, or any other termination of Borrower's existence as a going business or the death of any member, the insolvency of Borrower, the appointment of a receiver for any part of Borrower's property, any assignment for the benefit of creditors, any type of creditor workout, or the commencement of any proceeding under any bankruptcy or insolvency laws by or against Borrower.

     Creditor or Forfeiture Proceedings. Commencement of foreclosure or forfeiture proceedings, whether by judicial proceeding, self-help, repossession or any other method, by any creditor of Borrower or by any governmental agency against any collateral securing the loan. This includes a garnishment of any of Borrower's accounts, including deposit accounts, with Lender. However, this Event of Default shall not apply if there is a good faith dispute by Borrower as to the validity or reasonableness of the claim which is the basis of the creditor or forfeiture proceeding and if Borrower gives Lender written notice of the creditor or forfeiture proceeding and deposits with Lender monies or a surety bond for the creditor or forfeiture proceeding, in an amount determined by Lender, in its sole discretion, as being an adequate reserve or bond for the dispute.

     Events Affecting Guarantor. Any of the preceding events occurs with respect to any Guarantor of any of the indebtedness or any Guarantor dies or becomes incompetent, or revokes or disputes the validity of, or liability under, any guaranty of the indebtedness evidenced by this Note.

     Adverse Change. A material adverse change occurs in Borrower's financial condition, or Lender believes the prospect of payment or performance of this Note is impaired. Insecurity. Lender in good faith believes itself insecure.

LENDER'S RIGHTS. Upon default. Lender may declare the entire unpaid principal balance on this Note and all accrued unpaid interesi immediately due, and then Borrower will pay that amount.

ATTORNEYS' FEES; EXPENSES. Lender may hire or pay someone else to help collect this Note if Borrower does not pay. Borrower will pay Lender that amount. This includes, subject to any limits under applicable law. Lender's attorneys' fees and Lender's legal expenses, whether 01 not there is a lawsuit, including attorneys' fees, expenses for bankruptcy proceedings (including efforts to modify or vacate any automatic stay or injunction), and appeals. Borrower also will pay any court costs, in addition to all other sums provided by law.

GOVERNING LAW. This Note will be governed by, construed and enforced in accordance with federal law and the laws of the State of California. This Note has been accepted by Lender in the State of California. CHOICE OF VENUE. If there is a lawsuit. Borrower agrees upon Lender's request to submit to the jurisdiction of the courts of LOS ANGELES County, State of California.

LINE OF CREDIT. This Note evidences a straight line of credit. Once the total amount of principal has been advanced. Borrower is not entitled to further loan advances. Advances under this Note may be requested orally by Borrower or as provided in this paragraph. All oral requests shall be confirmed in writing on the day of the request. All communications, instructions, or directions by telephone or otherwise to Lender are to be directed to Lender's office shown above. The following person currently is authorized to request advances and authorize payments under the line of credit until Lender receives from Borrower, at Lender's address shown above, written notice of revocation of his or her authority: GARY CYPRES. Borrower agrees to be liable for all sums either: (A) advanced in accordance with the instructions of an authorized person or (B) credited to any of Borrower's accounts with Lender. The unpaid principal balance owing on this Note at any time may be evidenced by endorsements on this Note or by Lender's internal records, including daily computer print-cuts. Lender will have no obligation to advance funds under this Note if: (A) Borrower or any guarantor is in default under the terms of this Note or any agreement that Borrower or any guarantor has with Lender, including any agreement made in connection with the signing of this Note; (B) Borrower or any guarantor ceases doing business or is insolvent; (C) any guarantor seeks, claims or otherwise attempts to limit, modify or revoke such guarantor's guarantee of this Note or any other loan with Lender; (D) Borrower has applied funds provided pursuant to this Note for purposes other than those authorized by Lender; or (E) Lender in good faith believes itself insecure.

SUCCESSOR INTERESTS. The terms of this Note shall be binding upon Borrower, and upon Borrower's heirs, personal representatives, successors and assigns, and shall inure to the benefit of Lender and its successors and assigns.

NOTIFY US OF INACCURATE INFORMATION WE REPORT TO CONSUMER REPORTING AGENCIES. Please notify us if we report any inaccurate information about your account(s) to a consumer reporting agency. Your written notice describing the specific inaccuracy(ies) should be sent to us at the following address: City National Bank, 831 South Douglas Street, El Segundo, CA 90245

GENERAL PROVISIONS. Lender may delay or forgo enforcing any of its rights or remedies under this Note without losing them. Borrower and any other person who signs, guarantees or endorses this Note, to the extent allowed by law, waive any applicable statute of limitations, presentment, demand for payment, and notice of dishonor. Upon any change in the terms of this Note, and unless otherwise expressly stated in writing, no party who signs this Note, whether as maker, guarantor, accommodation maker or endorser, shall be released from liability. All such parties agree that Lender may renew or extend (repeatedly and for any length of time) this loan or release any party or guarantor or collateral; or impair, fail to realize upon or perfect Lender's security interest in the collateral; and take any other action deemed necessary by Lender without the consent of or notice to anyone. All such parties also agree that Lender may modify this loan without the consent of or notice to anyone other than the party with whom the modification is made. The obligations under this Note are joint and several.

PRIOR TO SIGNING THIS NOTE, BORROWER READ AND UNDERSTOOD ALL THE PROVISIONS OF THIS NOTE, INCLUDING THE VARIABLE INTEREST RATE PROVISIONS. BORROWER AGREES TO THE TERMS OF THE NOTE. BORROWER ACKNOWLEDGES RECEIPT OF A COMPLETED COPY OF THIS PROMISSORY NOTE. BORROWER: CREDIT STARTERS, LLC, A CALIFORNIA LIMITED LIABILITY COMPANY


By:    /s/ Gary Cypres
-----------------------------
GARY CYPRES, Member of CREDITSTARTERS, LLC,
A CALIFORNIA LIMITEDLIABILITY

                                    EXHIBIT 1
                     DISBURSEMENT REQUEST AND AUTHORIZATION



            Principal       Loan Date      Maturity       Loan No.
            ---------       ---------      --------       --------

          $7,000,000.00    02-26-2002     03-13-2003       42135

          Call/Coll          Account     Officer        Initials
          ---------          -------     -------        --------

                              655534       ST               ST
--------------------------------------------------------------------------------
References in the shaded area are for Lender's use only and do not limit the applicability of this document to any particular loan or item.

Any item above containing "***" has been omitted due to text length limitations.
--------------------------------------------------------------------------------
Borrower:     Credit Starters, LLC, A california limited
              5480 East Ferguson Drive, Third Floor
              Commerce, CA  90022

Lender:       City National Bank, NA LIABILITY COMPANY
              Downtown Los Angeles Commercial Banking Center
              #034000-01
              633 West Fifth Street, Tenth Floor
              Los Angeles, CA 90071


LOAN TYPE. This is a Variable Rate Nondisclosable Draw Down Line of Credit Loan to a Limited Liability Company for $7,000,000.00 due on March 13, 2003. The reference rate (CITY NATIONAL BANK PRIME, currently 4.750%), resulting in an initial rate of 4.750.

PRIMARY PURPOSE OF LOAN. The primary purpose of this loan is for: D Personal, Family, or Household Purposes or Personal Investment. S Business (Including Real Estate Investment).

SPECIFIC PURPOSE. "The specific purpose of this loan is: PURCHASE STOCK. DISBURSEMENT INSTRUCTIONS. Borrower understands that no loan proceeds will be disbursed until all of Lender's conditions for making the loan have been satisfied. Please disburse the loan proceeds of $7,000,000.00 as follows:



                               Undisbursed Funds:
                                  $6,900,000.00
                                  $ 100,000.00
                                  $7,000,000.00

                     Total Financed Prepaid Finance Charges:
                      $100,000.00 Loan Fee Note Principal:



AUTOMATIC PAYMENTS. Borrower hereby authorizes Lender automatically to deduct from Borrower's account numbered 210-026169 the amount of any loan payment. If the funds in the account are insufficient to cover any payment. Lender shall not be obligated to advance funds to cover the payment. At any time and for any reason. Borrower or Lender may voluntarily terminate Automatic Payments. LOAN PROCEEDS. Loan proceeds are to be credited to Account Number 210-026169 at City National Bank.

FINANCIAL CONDITION. BY SIGNING THIS AUTHORIZATION, BORROWER REPRESENTS AND WARRANTS TO LENDER THAT THE INFORMATION PROVIDED ABOVE IS TRUE AND CORRECT AND THAT THERE HAS BEEN NO MATERIAL ADVERSE CHANGE IN BORROWER'S FINANCIAL CONDITION AS DISCLOSED IN BORROWER'S MOST RECENT FINANCIAL STATEMENT TO LENDER. THIS AUTHORIZATION IS DATED FEBRUARY 26, 2002.



BORROWER:



CREDIT STARTERS, LLC, A CALIFORNIA LIMITED LIABILITY COMPANY

By:   /s/ Gary Cypres
---------------------
GARY CYPRES, Managing Member of CREDIT STARTERS,LLC
A CALIFORNIA LIMITED LIABILITY COMPANY

                                    EXHIBIT 1
                 LIMITED LIABILITY COMPANY RESOLUTION TO BORROW


WE, THE UNDERSIGNED, DO HEREBY CERTIFY THAT:

THE COMPANY'S EXISTENCE. The complete and correct name of the Company is CREDIT STARTERS, LLC, A CALIFORNIA LIMITED LIABILITY COMPANY ("Company"). The Company is a limited liability company which is, and at all times shall be, duly organized, validly existing, and in good standing under and by virtue of the laws of the State of California. The Company is duly authorized to transact business in all other states in which the Company is doing business, having obtained all necessary filings, governmental licenses and approvals for each state in which the Company is doing business. Specifically, the Company is, and at all times shall be, duly qualified as a foreign limited liability company in all states in which the failure to so qualify would have a material adverse effect on its business or financial condition. The Company has the full power and authority to own its properties and to transact the business in which it is presently engaged or presently proposes to engage. The Company maintains an office at 5480 EAST FERGUSON DRIVE, THIRD FLOOR, COMMERCE, CA 90022. Unless the Company has designated otherwise in writing, the principal office is the office at which the Company keeps its books and records. The Company will notify Lender prior to any change in the location of the Company's state of organization or any change in the Company's name. The Company shall do all things necessary to preserve and to keep in full force and effect its existence, rights and privileges, and shall comply with all regulations, rules, ordinances, statutes, orders and decrees of any governmental or quasi-governmental authority or court applicable to the Company and the Company's business activities.

RESOLUTIONS ADOPTED. At a meeting of the members of the Company, duly called and held on February 26, 2002, at which a quorum was present and voting, or by other duly authorized action in lieu of a meeting, the resolutions set forth in this Resolution were adopted. MEMBERS. The following named person and entity are members of CREDIT STARTERS, LLC, A CALIFORNIA LIMITED LIABILITY COMPANY:

 NAMES             TITLES          AUTHORIZED      ACTUAL SIGNATURES
 -----             ------          ----------      -----------------


Gary Cypres        Managing Member     Y          /s/  Gary Cypres
                                                 ----------------------------


G.M. CYPRES &  CO., Member             Y         /s/(See back for Authorized
INC., A  delaware corporation                              Signer)
                                                ------------------------------


ACTIONS AUTHORIZED. Any one (1) of the authorized person and entity listed above may enter into any agreements of any nature with Lender, and those agreements will bind the Company. Specifically, but without limitation, any one (1) of such authorized person and entity are authorized, empowered, and directed to do the following for and on behalf of the Company:

     Borrow Money. To borrow, as a cosigner or otherwise, from time to time from Lender, on such terms as may be agreed upon between the Company and Lender, such sum or sums of money as in their judgment should be borrowed, without limitation.

     Execute Notes. To execute and deliver to Lender the promissory note or notes, or other evidence of the Company's credit accommodations, on Lender's forms, at such rates of interest and on such terms as may be agreed upon, evidencing the sums of money so borrowed or any of the Company's indebtedness to Lender, and also to execute and deliver to Lender one or more renewals, extensions, modifications, refinancings, consolidations, or substitutions for one or more of the notes, any portion of the notes, or any other evidence of credit accommodations.

     Execute Security Documents. To execute and deliver to Lender the forms of mortgage, deed of trust, pledge agreement, hypothecation agreement, and other security agreements and financing statements which Lender may require and which shall evidence the terms and conditions under and pursuant to which such liens and encumbrances, or any of them, are given; and also to execute and deliver to Lender any other written instruments, any chattel paper, or any other collateral, of any kind or nature, which Lender may deem necessary or proper in connection with or pertaining to the giving of the liens and encumbrances. Notwithstanding the foregoing, any one of the above authorized persons may execute, deliver, or record financing statements.

     Negotiate Items. To draw, endorse, and discount with Lender all drafts, trade acceptances, promissory notes, or other evidences of indebtedness payable to or belonging to the Company or in which the Company may have an interest, and either to receive cash for the same or to cause such proceeds to be credited to the Company's account with Lender, or to cause such other disposition of the proceeds derived therefrom as they may deem advisable.

     Further Acts. In the case of lines of credit, to designate additional or alternate individuals as being authorized to request advances under such lines, and in all cases, to do and perform such other acts and things, to pay any and all fees and costs, and to execute and deliver such other documents and agreements as the members may in their discretion deem reasonably necessary or proper in order to carry into effect the provisions of this Resolution. The following person currently is authorized to request advances and authorize payments under the line of credit until Lender receives from the Company, at Lender's address shown above, written notice of revocation of his or her authority: GARY CYPRES.

ASSUMED BUSINESS NAMES. The Company has filed or recorded all documents or filings required by law relating to all assumed business names used by the Company. Excluding the name of the Company, the following is a complete list of all assumed business names under which the Company does business: None.

NOTICES TO LENDER. The Company will promptly notify Lender in writing at Lender's address shown above (or such other addresses as Lender may designate from time to time) prior to any (A) change in the Company's name; (B) change in the Company's assumed business name(s); (C) change in the management or in the Members of the Company; (D) change in the authorized signer(s); (E) change in the Company's principal office address; (F) change in the Company's state of organization; (G) conversion of the Company to a new or different type of business entity; or (H) change in any other aspect of the Company that directly or indirectly relates to any agreements between the Company and Lender. No change in the Company's name or state of organization will take effect until after Lender has received notice.

CERTIFICATION CONCERNING MEMBERS AND RESOLUTIONS. The members named above are duly elected, appointed, or employed by or for the Comoanv. as the case may be, and occupy the positions set opposite their respective names. This Resolution now stands of record on thebooks of the Company, is in full force and effect, and has not been modified or revoked in any manner whatsoever.

CONTINUING VALIDITY. Any and all acts authorized pursuant to this Resolution and performed prior to the passage of this Resolution are hereby ratified and approved. This Resolution shall be continuing, shall remain in full force and effect and Lender may rely on it until written notice of its revocation shall have been delivered to and received by Lender at Lender's address shown above (or such addresses as Lender may designate from time to time). Any such notice shall not affect any of the Company's agreements or commitments in effect at the time notice is given.

IN TESTIMONY WHEREOF, We have hereunto set our hand.


We each have read all the provisions of this Resolution, and we each personally and on behalf of the Company certify that all statements and representations made in this Resolution are true and correct. This Limited Liability Company Resolution to Borrow is dated February 26, 2002.

                                           CERTIFIED TO AND ATTESTED BY:




                                            x  /s/ Gary Cypres
                                            ------------------------------
                                            GARY CYPRES/Managejng Member

                                            G.M. CYPRES & CO., INC.,
                                            A DELAWARE CORPORATION

                                            BY:  /s/ Gary Cypres
                                            -----------------------------
                                            GARY CYPRES, President
                                            of G.M. CYPRES & CO.,INC.,
                                            A DELAWARE CORPORATION






NOTE: If the members signing this Resolution are designated by the foregoing document as one of the members authorized to act on the Company's behalf, it is advisable to have this Resolution signed by at least one non-authorized member of the Company.

                                    EXHIBIT 1
                    CORPORATE RESOLUTION TO GRANT COLLATERAL

          Principal        Loan Date      Maturity       Loan No.
          ---------        ---------      --------       --------

          $7,000,000.00   02-26-2002     03-13-2003       42135

          Call/Coll          Account     Officer        Initials
          ---------          -------     -------        --------

                              655534       ST               ST
--------------------------------------------------------------------------------
References in the shaded area are for Lender's use only and do not limit the applicability of this document to any particular loan or item.

Any item above containing "***" has been omitted due to text length limitations.
--------------------------------------------------------------------------------
Borrower:     Credit Starters, LLC, A california limited
              5480 East Ferguson Drive, Third Floor
              Commerce, CA  90022

Lender:       City National Bank, NA LIABILITY COMPANY
              Downtown Los Angeles Commercial Banking Center
              #034000-01
              633 West Fifth Street, Tenth Floor
              Los Angeles, CA 90071



Corporation:  G.M. Cypres & CO., inc., A delaware
              Corporation
              5480 East Ferguson Drive, Third Floor
              Commerce, CA  90022




I, THE UNDERSIGNED, DO HEREBY CERTIFY THAT: THE CORPORATION'S EXISTENCE. The complete and correct name of the Corporation is G.M. CYPRES & CO., INC., A DELAWARE CORPORATION ("Corporation"). The Corporation is a corporation for profit which is, and at all times shall be, duly organized, validly existing, and in good standing under and by virtue of the laws of the State of Delaware. The Corporation is duly authorized to transact business in the State of California and all other states in which the Corporation is doing business, having obtained all necessary filings, governmental licenses and approvals for each state in which the Corporation is doing business. Specifically, the Corporation is, and at all times shall be, duly qualified as a foreign corporation in all states in which the failure to so qualify would have a material adverse effect on its business or financial condition. The Corporation has the full power and authority to own its properties and to transact the business in which it is presently engaged or presently proposes to engage. The Corporation maintains an office at 5480 EAST FERGUSON DRIVE, THIRD FLOOR, COMMERCE, CA 90022. Unless the Corporation has designated otherwise in writing, the principal office is the office at which the Corporation keeps its books and records. The Corporation will notify Lender prior to any change in the location of the Corporation's state of organization or any change in the Corporation's name. The Corporation shall do all things necessary to preserve and to keep in full force and effect its existence, rights and privileges, and shall comply with all regulations, rules, ordinances, statutes, orders and decrees of any governmental or quasi-governmental authority or court applicable to the Corporation and the Corporation's business activities.

RESOLUTIONS ADOPTED. At a meeting of the Directors of the Corporation, or if the Corporation is a close corporation having no Board of Directors then at a meeting of the Corporation's shareholders, duly called and held on February 26, 2002, at which a quorum was present and voting, or by other duly authorized action in lieu of a meeting, the resolutions set forth in this Resolution were adopted. OFFICER. The following named person is an officer of G.M. CYPRES & CO., INC., A DELAWARE CORPORATION:

     NAMES             TITLES         AUTHORIZED      ACTUAL SIGNATURES
     -----             ------         ----------      -----------------


     Gary Cypres     President             Y          X /s/ Gary Cypres
                                                    -------------------

ACTIONS AUTHORIZED. The authorized person listed above may enter into any agreements of any nature with Lender, and those agreements will bind the Corporation. Specifically, but without limitation, the authorized person is authorized, empowered, and directed to do the following for and on behalf of the
Corporation:

     Grant Security. To mortgage, pledge, transfer, endorse, hypothecate, or otherwise encumber and deliver to Lender any property now or hereafter belonging to the Corporation or in which the Corporation now or hereafter may have an interest, including without limitation all real property and all personal property (tangible or intangible) of the Corporation, as security for the payment of any loans, any promissory notes, or any other or further indebtedness of CREDIT STARTERS, LLC, A CALIFORNIA LIMITED LIABILITY COMPANY to Lender at any time owing, however the same may be evidenced. Such property may be mortgaged, pledged, transferred, endorsed, hypothecated or encumbered at the time such loans are obtained or such indebtedness is incurred, or at any other time or times, and may be either in addition to or in lieu of any property theretofore mortgaged, pledged, transferred, endorsed, hypothecated or encumbered. The provisions of this Resolution authorizing or relating to the pledge, mortgage, transfer, endorsement, hypothecation, granting of a security interest in, or in any way encumbering, the assets of the Corporation shall include, without limitation, doing so in order to lend collateral security for the indebtedness, now or hereafter existing, and of any nature whatsoever, of CREDIT STARTERS, LLC, A CALIFORNIA LIMITED LIABILITY COMPANY to Lender. The Corporation has considered the value to itself of lending collateral in support of such indebtedness, and the Corporation represents to Lender that the Corporation is benefited by doing so.

     Execute Security Documents. To execute and deliver to Lender the forms of mortgage, deed of trust, pledge agreement, hypothecation agreement, and other security agreements and financing statements which Lender may require and which shall evidence the terms and conditions under and pursuant to which such liens and encumbrances, or any of them, are given; and also to execute and deliver to Lender any other written instruments, any chattel paper, or any other collateral, of any kind or nature, which Lender may deem necessary or proper in connection with or pertaining to the giving of the liens and encumbrances.

     Further Acts. To do and perform such other acts and things and to execute and deliver such other documents and agreements as the officer may in his or her discretion deem reasonably necessary or proper in order to carry into effect the provisions of this Resolution.

ASSUMED BUSINESS NAMES. The Corporation has filed or recorded all documents or filings required by law relating to all assumed business names used by the Corporation. Excluding the name of the Corporation, the following is a complete list of all assumed business names under which the Corporation does business:
None.

NOTICES TO LENDER. The Corporation will promptly notify Lender in writing at Lender's address shown above (or such other addresses as Lender may designate from time to time) prior to any (A) change in the Corporation's name; (B) change in the Corporation's assumed business name(s); (C) change in the management of the Corporation; (D) change in the authorized signer(s); (E) change in the Corporation's principal office address; (F) change in the Corporation's state of organization; (G) conversion of the Corporation to a new or different type of business entity; or (H) change in any other aspect of the Corporation that directly or indirectly relates to any agreements between the Corporation and Lender. No change in the Corporation's name or state of organization will take effect until after Lender has received notice.

CERTIFICATION CONCERNING OFFICERS AND RESOLUTIONS. The officer named above is duly elected, appointed, or employed by or for the Corporation, as the case may be, and occupies the position set opposite his or her respective name. This Resolution now stands of record on the books of the Corooration. is in full force and effect, and has not been modified or revoked in any manner whatsoever.

NO CORPORATE SEAL. The Corporation has no corporate seal, and therefore, no seal is affixed to this Resolution.

CONTINUING VALIDITY. Any and all acts authorized pursuant to this Resolution and performed prior to the passage of this Resolution are hereby ratified and approved. This Resolution shall be continuing, shall remain in full force and effect and Lender may rely on it until written notice of its revocation shall have been delivered to and received by Lender at Lender's address shown above (or such addresses as Lender may designate from time to time). Any such notice shall not affect any of the Corporation's agreements or commitments in effect at the time notice is given.

IN TESTIMONY WHEREOF, I have hereunto set my hand and test that the signature set opposite the name listed above is his or her genuine signature. I have read all the provisions of this Resolution, and I personally and on behalf of the Corporation certify that all statements and representations made in this Resolution are true and correct. This Corporate Resolution to Grant Collateral is dated February 26, 2002.

THIS RESOLUTION IS GIVEN UNDER SEAL AND IT IS INTENDED THAT THIS RESOLUTION IS AND SHALL CONSTITUTE AND HAVE THE EFFECT OF A SEALED INSTRUMENT ACCORDING TO LAW.

                                           CERTIFIED TO AND ATTESTED BY:


                                           X /s/ Gary Cypres
                                           ---------------------------
                                           Gary Cypres, Secretary


NOTE: If the officer signing this Resolution is designated by the foregoing document as one of the officers authorized to act on the Corporation's behalf, it is advisable to have this Resolution signed by at least one non-authorized officer of the Corporation.

                                    EXHIBIT 1
                       RESOLUTION OF CORPORATE LLC MEMBER


          Principal       Loan Date      Maturity       Loan No.
          ---------       ---------      --------       --------

          $7,000,000.00  02-26-2002     03-13-2003       42135

          Call/Coll          Account     Officer        Initials
          ---------          -------     -------        --------

                              655534       ST               ST
--------------------------------------------------------------------------------
References in the shaded area are for Lender's use only and do not limit the applicability of this document to any particular loan or item.

Any item above containing "***" has been omitted due to text length limitations.
--------------------------------------------------------------------------------
Borrower:     Credit Starters, LLC, A california limited
              5480 East Ferguson Drive, Third Floor
              Commerce, CA  90022

Lender:       City National Bank, NA LIABILITY COMPANY
              Downtown Los Angeles Commercial Banking Center
              #034000-01
              633 West Fifth Street, Tenth Floor
              Los Angeles, CA 90071



Corporation:  G.M. Cypres & CO., inc., A delaware
              Corporation
              5480 East Ferguson Drive, Third Floor
              Commerce, CA  90022

I, THE UNDERSIGNED, DO HEREBY CERTIFY THAT:

ORGANIZATION. The Corporation is a corporation for profit which is, and at all times shall be, duly organized, validly existing, and in good standing under and by virtue of the laws of the State of Delaware. The Corporation is duly authorized to transact business in the State of California and all other states in which the Corporation is doing business, having obtained all necessary filings, governmental licenses and approvals for each state in which the Corporation is doing business. Specifically, the Corporation is, and at all times shall be, duly qualified as a foreign corporation in all states in which the failure to so qualify would have a material adverse effect on its business or financial condition. The Corporation has the full power and authority to own its properties and to transact the business in which it is presently engaged or presently proposes to engage. -The Corporation maintains an office at 5480 EAST FERGUSON DRIVE, THIRD FLOOR, COMMERCE, CA 90022. Unless the Corporation has designated otherwise in writing, the principal office is the office at which the Corporation keeps its books and records including its records concerning the Collateral. The Corporation will notify Lender prior to any change in the location of the Corporation's state of organization or any change in the Corporation's name. The Corporation shall do all things necessary to preserve and to keep in full force and effect its existence, rights and privileges, and shall comply with all regulations, rules, ordinances, statutes, orders and decrees of any governmental or quasi-governmental authority or court applicable to the Corporation and the Corporation's business activities.

RELATIONSHIP TO BORROWER. The Corporation is a Member in CREDIT STARTERS, LLC, A CALIFORNIA LIMITED LIABILITY COMPANY. CREDIT STARTERS, LLC, A CALIFORNIA LIMITED LIABILITY COMPANY has applied or will be applying to City National Bank, NA ("Lender") for a loan or loans and other financial accommodations from Lender to CREDIT STARTERS, LLC, A CALIFORNIA LIMITED LIABILITY COMPANY, including those which may be described on any exhibit or schedule attached to this Resolution. The Corporation has considered the value to itself of CREDIT STARTERS, LLC, A CALIFORNIA LIMITED LIABILITY COMPANY obtaining the financial accommodations described above.

AUTHORIZATION TO BE A MEMBER. The Corporation is authorized to be and become a Member in the Limited Liability Company named CREDIT STARTERS, LLC, A CALIFORNIA LIMITED LIABILITY COMPANY, whose office is at 5480 EAST FERGUSON DRIVE, THIRD FLOOR, COMMERCE, CA 90022.

RESOLUTIONS ADOPTED. At a meeting of the Directors of the Corporation, or if the Corporation is a close corporation having no Board of Directors then at a meeting of the Corporation's shareholders, duly called and held on February 26, 2002, at which a quorum was present and voting, or by other duly authorized action in lieu of a meeting, the resolutions set forth in this Resolution were adopted. OFFICER. The following named person is an officer of G.M. CYPRES & CO., INC., A DELAWARE CORPORATION:

     NAMES             TITLES         AUTHORIZED      ACTUAL SIGNATURES
     -----             ------         ----------      -----------------


     Gary Cypres     President             Y          X /s/ Gary Cypres
                                                    -------------------




ACTIONS AUTHORIZED. The authorized person listed above may enter into any agreements of anynature with Lender, and those agreements will bind the Corporation. Specifically, but without limitation, the authorized person is authorized, empowered, and directed to do the following for and on behalf of the
Corporation:

     Execute Documents. To execute and deliver to Lender the form of Limited Liability Company Resolution and other loan documents submitted by Lender, confirming the nature and existence of CREDIT STARTERS, LLC, A CALIFORNIA LIMITED LIABILITY COMPANY, including the Corporation's participation in CREDIT STARTERS, LLC, A CALIFORNIA LIMITED LIABILITY COMPANY as a Member, and evidencing the terms of the loan from Lender to CREDIT STARTERS, LLC, A CALIFORNIA LIMITED LIABILITY COMPANY.

     Authorize Officers. To authorize other officers or employees of the Corporation, from time to time, to act in his or her stead or as his or her successors on behalf of the Corporation as Member in CREDIT STARTERS, LLC, A CALIFORNIA LIMITED LIABILITY COMPANY.

     Further Acts. In the case of lines of credit, to designate additional or alternate individuals as being authorized to request advances under such lines, and in all cases, to do and perform such other acts and things, to pay any and all fees and costs, and to execute and deliver such other documents and agreements as the officer may in his or her discretion deem reasonably necessary or proper in order to carry into effect the provisions of this Resolution. The following person currently is authorized to request advances and authorize payments under the line of credit until Lender receives from the Corporation, at Lender's address shown above, written notice of revocation of his or her authority: GARY CYPRES.

NOTICES TO LENDER. The Corporation will promptly notify Lender in writing at Lender's address shown above (or such other addresses as Lender may designate from time to time) prior to any (A) change in the Corporation's name; (B) change in the Corporation's assumed business name(s); (C) change in the management of the Corporation; (D) change in the authorized signer(s); (E) change in the Corporation's principal office address; (F) change in the Corporation's state of organization; (G) conversion of the Corporation to a new or different type of business entity; or (H) change in any other aspect of the Corporation that directly or indirectly relates to any agreements between the Corporation and Lender. No change in the Corporation's name or state of organization will take effect until after Lender has received notice.

PARTICIPATION AUTHORIZED. The Corporation's participation in CREDIT STARTERS, LLC, A CALIFORNIA LIMITED LIABILITY COMPANY as a Member and the execution, delivery, and performance of the documents described herein have been duly authorized by all necessary action by the Corporation and do not conflict with, result in a violation of, or constitute a default under (A) any provision of its articles of incorporation, bylaws, or any agreement or other instrument binding upon the Corporation or (B) any law, governmental regulation, court decree, or order aoolicable to the Corooration.

CERTIFICATION CONCERNING OFFICERS AND RESOLUTIONS. The officer named above is duly elected, appointed, or employed by or for the Corporation, as the case may be, and occupies the position set opposite his or her respective name. This Resolution now stands of record on the books of the Corporation, is in full force and effect, and has not been modified or revoked in any manner whatsoever. NO CORPORATE SEAL. The Corporation has no corporate seal, and therefore, no seal is affixed to this Resolution.

CONTINUING VALIDITY. Any and all acts authorized pursuant to this Resolution and performed prior to the passage of this Resolution are hereby ratified and approved. This Resolution shall be continuing, shall remain in full force and effect and Lender may rely on it until written notice of its revocation shall have been delivered to and received by Lender at Lender's address shown above (or such addresses as Lender may designate from time to time). Any such notice shall not affect any of the Corporation's agreements or commitments in effect at the time notice is given.

IN TESTIMONY WHEREOF, I have hereunto set my hand and attest that the signature set opposite the name listed above is his or her genuine signature. I have read all the provisions of this Resolution, and I personally and on behalf of the Corporation certify that all statements and representations made in this Resolution are true and correct. This Resolution of Corporate LLC Member is dated February 26, 2002.

                                          CERTIFIED TO AND ATTESTED BY:



                                          X/s/Gary Cypres
                                          ---------------------------
                                          Gary Cypres, Secretary

          I(R) ClIYNATIONAL
          BANK
                                    EXHIBIT 1
                           COMMERCIAL PLEDGE AGREEMENT

          Principal       Loan Date      Maturity       Loan No.
          ---------       ---------      --------       --------
         $7,000,000.00   02-26-2002     03-13-2003       42135

          Call/Coll          Account     Officer        Initials
          ---------          -------     -------        --------
                              655534       ST               ST
--------------------------------------------------------------------------------
References in the shaded area are for Lender's use only and do not limit the applicability of this document to any particular loan or item.

Any item above containing "***" has been omitted due to text length limitations.
--------------------------------------------------------------------------------
Borrower:     Credit Starters, LLC, A california limited
              5480 East Ferguson Drive, Third Floor
              Commerce, CA  90022

Lender:       City National Bank, NA LIABILITY COMPANY
              Downtown Los Angeles Commercial Banking Center
              #034000-01
              633 West Fifth Street, Tenth Floor
              Los Angeles, CA 90071



Grantor:      G.M. Cypres & CO., inc., A delaware
              Corporation
              5480 East Ferguson Drive, Third Floor
              Commerce, CA  90022




THIS COMMERCIAL PLEDGE AGREEMENT dated February 26, 2002, is made and executed among G.M. CYPRES & CO., INC., A DELAWARE CORPORATION ("Grantor"); CREDIT STARTERS, LLC, A CALIFORNIA LIMITED LIABILITY COMPANY ("Borrower"); and City National Bank, NA ("Lender").

GRANT OF SECURITY INTEREST. For valuable consideration. Grantor grants to Lender a security interest in the Collateral to secure the Indebtedness and agrees that Lender shall have the rights stated in this Agreement with respect to the Collateral, in addition to all other rights which Lender may have by law.

COLLATERAL DESCRIPTION. The word "Collateral" as used in this Agreement means all of Grantor's property (however owned if more than one), in the possession of Lender (or in the possession of a third party subject to the control of Lender), whether existing now or later and whether tangible or intangible in character, including without limitation each and all of the following:

     Securities account number COL-002801 at City National Securities, Inc. in the name of G.M. Cypres & Co., Inc., a Delaware corporation, all financial assets credited to the securities account, all securities entitlements with respect to the financial assets in the securities account, any and all investment property or assets maintained or recorded in the securities account, and all substitutions for, replacements of, and Income and Proceeds or any of the foregoing, and all records relating to any of the foregoing

In addition, the word "Collateral" includes all of Grantor's property (however owned), in the possession of Lender (or in the possession of a third party subject to the control of Lender), whether now or hereafter existing and whether tangible or intangible in character, including without limitation each of the following:

     (A) All property to which Lender acquires title or documents of title.

     (B) All property assigned to Lender.

     (C) All promissory notes, bills of exchange, stock certificates, bonds, savings passbooks, time certificates of deposit, insurance policies, and all other instruments and evidences of an obligation.

     (D) All records relating to any of the property described in this Collateral section, whether in the form of a writing, microfilm, microfiche, or electronic media.

     (E) All Income and Proceeds from the Collateral as defined herein.

CROSS-COLLATERALIZATION. In addition to the Note, this Agreement secures all obligations, debts and liabilities, plus interest thereon, of Borrower to Lender, or any one or more of them, as well as all claims by Lender against Borrower or any one or more of them, whether now existing or hereafter arising, whether related or unrelated to the purpose of the Note, whether voluntary or otherwise, whether due or not due, direct or indirect, determined or undetermined, absolute or contingent, liquidated or unliquidated whether Borrower or Grantor may be liable individually or jointly with others, whether obligated as guarantor, surety, accommodation party or otherwise, and whether recovery upon such amounts may be or hereafter may become barred by any statute of limitations, and whether the obligation to repay such amounts may be or hereafter may become otherwise unenforceable.

BORROWER'S WAIVERS AND RESPONSIBILITIES. Except as otherwise required under this Agreement or by applicable law, (A) Borrower agrees that Lender need not tell Borrower about any action or inaction Lender takes in connection with this Agreement; (B) Borrower assumes the responsibility for being and keeping informed about the Collateral; and (C) Borrower waives any defenses that may arise because of any action or inaction of Lender, including without limitation any failure of Lender to realize upon the Collateral or any delay by Lender in realizing upon the Collateral; and Borrower agrees to remain liable under the Note no matter what action Lender takes or fails to take under this Agreement.

GRANTOR'S REPRESENTATIONS AND WARRANTIES. Grantor warrants that: (A) this Agreement is executed at Borrower's request and not at the request of Lender;
(B) Grantor has the full right, power and authority to enter into this Agreement and to pledge the Collateral to Lender; (C) Grantor has established adequate means of obtaining from Borrower on a continuing basis information about Borrower's financial condition; and (D) Lender has made no representation to Grantor about Borrower or Borrower's creditworthiness.

GRANTOR'S WAIVERS. Except as prohibited by applicable law, Grantor waives any right to require Lender to (A) make any presentment, protest, demand, or notice of any kind, including notice of change of any terms of repayment of the Indebtedness, default by Borrower or any other guarantor or surety, any action or nonaction taken by Borrower, Lender, or any other guarantor or surety of Borrower, or the creation of new or additional Indebtedness; (B) proceed against any person, including Borrower, before proceeding against Grantor; (C) proceed against any collateral for the Indebtedness, including Borrower's collateral, before proceeding against Grantor; (D) apply any payments or proceeds received against the Indebtedness in any order; (E) give notice of the terms, time, and place of any sale of any collateral pursuant to the Uniform Commercial Code or any other law governing such sale; (F) disclose any information about the Indebtedness, the Borrower, any collateral, or any other guarantor or surety, or about any action or nonaction of Lender; or (G) pursue any remedy or course of action in Lender's power whatsoever. Grantor also waives any and all rights or defenses arising by reason of (A) any disability or other defense of Borrower, any other guarantor or surety or any other person; (B) the cessation from any cause whatsoever, other than payment in full, of the Indebtedness; (C) the application of proceeds of the Indebtedness by Borrower for purposes other than the purposes understood and intended by Grantor and Lender; (D) any act of omission or commission by Lender which directly or indirectly results in or contributes to the discharge of Borrower or any other guarantor or surety, or the Indebtedness, or the loss or release of any collateral by operation of law or otherwise; (E) any statute of limitations in any action under this Agreement or on the Indebtedness; or (F) any modification or change in terms of the Indebtedness, whatsoever, including without limitation, the renewal, extension, acceleration, or other change in the time payment of the Indebtedness is due and any change in the interest rate. Until all Indebtedness is paid in full, Grantor shall have no right of subrogation, and Grantor waives any defense Grantor may have based upon any election of remedies by Lender which limits or destroys Grantor's subrogation rights or Grantor's rights to seek reimbursement from Borrower or any other guarantor or surety, including without limitation, any loss of rights Grantor may suffer by reason of any rights or protections of Borrower in connection with any anti-deficiency laws or other laws limiting or discharging the Indebtedness or Borrower's obligations (including, without limitation, Sections 726, 580b, and 580d of the California Code of Civil Procedure). Until all Indebtedness is paid in full. Grantor waives any right to enforce any remedy Lender may have against Borrower or any other guarantor, surety, or other person, and further. Grantor waives any right to participate in any collateral for the Indebtedness now or hereafter held by Grantor.

REPRESENTATIONS   AND  WARRANTIES  WITH  RESPECT  TO  THE  COLLATERAL.   Grantor
represents and warrants to Lender that:

     Ownership. Grantor is the lawful owner of the Collateral free and clear of all security interests, liens, encumbrances and claims of others except as disclosed to and accepted by Lender in writing prior to execution of this Agreement.

     Right to Pledge. Grantor has the full right, power and authority to enter into this Agreement and to pledge the Collateral.

     Authority; Binding Effect. Grantor has the full right, power and authority to enter into this Agreement and to grant a security interest in the Collateral to Lender. This Agreement is binding upon Grantor as well as Grantor's successors and assigns, and is legally enforceable in accordance with its terms. The foregoing representations and warranties, and all other representations and warranties contained in this Agreement are and shall be continuing in nature and shall remain in full force and effect until such time as this Agreement is terminated or cancelled as provided herein.

     No Further Assignment. Grantor has not, and shall not, sell, assign, transfer, encumber or otherwise dispose of any of Grantor's rights in the Collateral except as provided in this Agreement.

     No Defaults. There are no defaults existing under the Collateral, and there are no offsets or counterclaims to the same. Grantor will strictly and promptly perform each of the terms, conditions, covenants and agreements, if any, contained in the Collateral which are to be performed by Grantor.

     No Violation. The execution and delivery of this Agreement will not violate any law or agreement governing Grantor or to which Grantor is a party, and its certificate or articles of incorporation and bylaws do not prohibit any term or condition of this Agreement.

     Financing Statements. Grantor authorizes Lender to file a UCC-1 financing statement, or alternatively, a copy of this Agreement to perfect Lender's security interest. At Lender's request, Grantor additionally agrees to sign all other documents that are necessary to perfect, protect, and continue Lender's security interest in the Property. Grantor will pay all filing fees, title transfer fees, and other fees and costs involved unless prohibited by law or unless Lender is required by law to pay such fees and costs. Grantor irrevocably appoints Lender to execute financing statements and documents of title in Grantor's name and to execute all documents necessary to transfer title if there is a default. Lender may file a copy of this Agreement as a financing statement. If Grantor changes Grantor's name or address, or the name or address of any person granting a security interest under this Agreement changes. Grantor will promptly notify the Lender of such change.

LENDER'S RIGHTS AND OBLIGATIONS WITH RESPECT TO THE COLLATERAL. Lender may hold the Collateral until all Indebtedness has been paid and satisfied. Thereafter Lender may deliver the Collateral to Grantor or to any other owner of the Collateral. Lender shall have the following rights in addition to all other rights Lender may have by law:

     Maintenance and Protection of Collateral. Lender may, but shall not be obligated to, take such steps as it deems necessary or desirable to protect, maintain, insure, store, or care for the Collateral, including paying of any liens or claims against the Collateral. This may include such things as hiring other people, such as attorneys, appraisers or other experts. Lender may charge Grantor for any cost incurred in so doing. When applicable law provides more than one method of perfection of Lender's security interest. Lender may choose the method(s) to be used. If the Collateral consists of stock, bonds or other investment property for which no certificate has been issued, Grantor agrees, at Lender's request, either to request issuance of an appropriate certificate or to give instructions on Lender's forms to the issuer, transfer agent, mutual fund company, or broker, as the case may be, to record on its books or records Lender's security interest in the Collateral.

     Income and Proceeds from the Collateral. Lender may receive all Income and Proceeds and add it to the Collateral. Grantor agrees to deliver to Lender immediately upon receipt, in the exact form received and without commingling with other property, all Income and Proceeds from the Collateral which may be received by, paid, or delivered to Grantor or for Grantor's account, whether as an addition to, in discharge of, in substitution of, or in exchange for any of the Collateral.

     Application of Cash. At Lender's option. Lender may apply any cash, whether included in the Collateral or received as Income and Proceeds or through liquidation, sale, or retirement, of the Collateral, to the satisfaction of the Indebtedness or such portion thereof as Lender shall choose, whether or not matured.

     Transactions with Others. Lender may (1) extend time for payment or other performance, (2) grant a renewal or change in terms or conditions, or (3) compromise, compound or release any obligation, with any one or more
     Obligors, endorsers, or Guarantors of the Indebtedness as Lender deems advisable, without obtaining the prior written consent of Grantor, and no such act or failure to act shall affect Lender's rights against Grantor or the Collateral. All

     Collateral Secures Indebtedness. All Collateral shall be security for the Indebtedness, whether the Collateral is located at one or more offices or branches of Lender. This will be the case whether or not the office or branch where Grantor obtained Grantor's loan knows about the Collateral or relies upon the Collateral as security.

     Collection of Collateral. Lender at Lender's option may, but need not, collect the Income and Proceeds directly from the Obligors. Grantor authorizes and directs the Obligors, if Lender decides to collect the Income and Proceeds, to pay and deliver to Lender all Income and Proceeds from the Collateral and to accept Lender's receipt for the payments.

     Power of Attorney. Grantor irrevocably appoints Lender as Grantor's attorney-in-fact, with full power of substitution, (a) to demand, collect, receive, receipt for, sue and recover all Income and Proceeds and other sums of money and other property which may now or hereafter become due, owing or payable from the Obligors in accordance with the terms of the Collateral; (b) to execute, sign and endorse any and all instruments, receipts, checks, drafts and warrants issued in payment for the Collateral:
     (c) to settle or comoromise anv and allclaims arising under the Collateral, and in the place and stead of Grantor, execute and deliver Grantor's release and acquittance for Grantor;(d) to file any claim or claims or to take any action or institute or take part in any proceedings, either in Lender's own name or in the name of Grantor, or otherwise, which in the discretion of Lender may seem to be necessary or advisable; and (e) to execute in Grantor's name and to deliver to the Obligors on Grantor's behalf, at the time and in the manner specified by the Collateral, any necessary instruments or documents.

     Perfection of Security Interest. Upon Lender's request. Grantor will deliver to Lender any and all of the documents evidencing or constituting the Collateral. When applicable law provides more than one method of perfection of Lender's security interest. Lender may choose the method(s) to be used. Upon Lender's request. Grantor will sign and deliver any writings necessary to perfect Lender's security interest. Grantor hereby appoints Lender as Grantor's irrevocable attorney-in-fact for the purpose of executing any documents necessary to perfect, amend, or to continue the security interest granted in this Agreement or to demand termination of filings of other secured parties.

LENDER'S EXPENDITURES. If any action or proceeding is commenced that would materially affect Lender's interest in the Collateral or if Grantor fails to comply with any provision of this Agreement or any Related Documents, including but not limited to Grantor's failure to discharge or pay when due any amounts Grantor is required to discharge or pay under this Agreement or any Related Documents, Lender on Grantor's behalf may (but shall not be obligated to) take any action that Lender deems appropriate, including but not limited to discharging or paying all taxes, liens, security interests, encumbrances and other claims, at any time levied or placed on the Collateral and paying all costs for insuring, maintaining and preserving the Collateral. All such expenditures incurred or paid by Lender for such purposes will then bear interest at the rate charged under the Note from the date incurred or paid by Lender to the date of repayment by Grantor. All such expenses will become a part of the Indebtedness and, at Lender's option, will (A) be payable on demand; (B) be added to the balance of the Note and be apportioned among and be payable with any installment payments to become due during either (1) the term of any applicable insurance policy; or (2) the remaining term of the Note; or (C) be treated as a balloon payment which will be due and payable at the Note's maturity. The Agreement also will secure payment of these amounts. Such right shall be in addition to all other rights and remedies to which Lender may be entitled upon Default.

LIMITATIONS ON OBLIGATIONS OF LENDER. Lender shall use ordinary reasonable care in the physical preservation and custody of the Collateral in Lender's possession, but shall have no other obligation to protect the Collateral or its value. In particular, but without limitation, Lender shall have no responsibility for (A) any depreciation in value of the Collateral or for the collection or protection of any Income and Proceeds from the Collateral, (B) preservation of rights against parties to the Collateral or against third persons, (C) ascertaining any maturities, calls, conversions, exchanges, offers, tenders, or similar matters relating to any of the Collateral, or (D) informing Grantor about any of the above, whether or not Lender has or is deemed to have knowledge of such matters. Except as provided above, Lender shall have no liability for depreciation or deterioration of the Collateral.

DEFAULT.  Each of the following shall  constitute an Event of Default under this
Agreement:

     Payment Default. Borrower fails to make any payment when due under the Indebtedness.

     Other Defaults. Borrower or Grantor fails to comply with or to perform any other term, obligation, covenant or condition contained in this Agreement or in any of the Related Documents or to comply with or to perform any term, obligation, covenant or condition contained in any other agreement between Lender and Borrower or Grantor.

     Default in Favor of Third Parties. Should Borrower or any Grantor default under any loan, extension of credit, security agreement, purchase or sales agreement, or any other agreement, in favor of any other creditor or person that may materially affect any of Borrower's property or Borrower's or any Grantor's ability to repay the Indebtedness or perform their respective obligations under this Agreement or any of the Related Documents.

     False Statements. Any warranty, representation or statement made or furnished to Lender by Borrower or Grantor or on Borrower's or Grantor's behalf under this Agreement or the Related Documents is false or misleading in any material respect, either now or at the time made or furnished or becomes false or misleading at any time thereafter.

     Defective Collateralization. This Agreement or any of the Related Documents ceases to be in full force and effect (including failure of any collateral document to create a valid and perfected security interest or lien) at any time and for any reason.

     Insolvency. The dissolution or termination of Borrower's or Grantor's existence as a going business, the insolvency of Borrower or Grantor, the appointment of a receiver for any part of Borrower's or Grantor's property, any assignment for the benefit of creditors, any type of creditor workout, or the commencement of any proceeding under any bankruptcy or insolvency laws by or against Borrower or Grantor.

     Creditor or Forfeiture Proceedings. Commencement of foreclosure or forfeiture proceedings, whether by judicial proceeding, self-help, repossession or any other method, by any creditor of Borrower or Grantor or by any governmental agency against any collateral securing the Indebtedness. This includes a garnishment of any of Borrower's or Grantor's accounts, including deposit accounts, with Lender. However, this Event of Default shall not apply if there is a good faith dispute by Borrower or Grantor as to the validity or reasonableness of the claim which is the basis of the creditor or forfeiture proceeding and if Borrower or Grantor gives Lender written notice of the creditor or forfeiture proceeding and deposits with Lender monies or a surety bond for the creditor or forfeiture proceeding, in an amount determined by Lender, in its sole discretion, as being an adequate reserve or bond for the dispute.

     Events Affecting Guarantor. Any of the preceding events occurs with respect to Guarantor of any of the Indebtedness or Guarantor dies or becomes incompetent or revokes or disputes the validity of, or liability under, any Guaranty of the Indebtedness.

     Adverse Change. A material adverse change occurs in Borrower's or Grantor's financial condition, or Lender believes the prospect of payment or performance of the Indebtedness is impaired.

     Insecurity. Lender in good faith believes itself insecure.

RIGHTS AND REMEDIES ON DEFAULT. If an Event of Default occurs under this Agreement, at any time thereafter, Lender may exercise any one or more of the following rights and remedies:

     Accelerate Indebtedness. Declare all Indebtedness, including any prepayment penalty which Borrower would be required to pay, immediately due and payable, without notice of any kind to Borrower or Grantor.

     Collect the Collateral. Collect any of the Collateral and, at Lender's option and to the extent permitted by applicable law, retain possession of the Collateral while suing on the Indebtedness.

     Sell the Collateral. Sell the Collateral, at Lender's discretion, as a unit or in parcels, at one or more public or private sales. Unless the Collateral is perishable or threatens to decline speedily in value or is of a type customarily sold on a recognized market. Lender shall give ormail to Grantor, and other persons as required by law, notice at least ten (10) days in advance of the time and place of any public sale, or of the time after which any private sale may be made. However, no notice need be provided to any person who, after an Event of Default occurs, enters into and authenticates an agreement waiving that person's right to notification of sale. Grantor agrees that any requirement of reasonable notice as to Grantor is satisfied if Lender mails notice by ordinary mail addressed to Grantor at the last address Grantor has given Lender in writing. If a public sale is held, there shall be sufficient compliance with all requirements of notice to the public by a single publication in any newspaper of general circulation in the county where the Collateral is located, setting forth the time and place of sale and a brief description of the property to be sold. Lender may be a purchaser at any public sale.

     Sell Securities. Sell any securities included in the Collateral in a manner consistent with applicable federal and state securities laws. If, because of restrictions under such laws. Lender is unable, or believes Lender is unable, to sell the securities in an open market transaction, Grantor agrees that Lender will have no obligation to delay sale until the securities can be registered. Then Lender may make a private sale to one or more persons or to a restricted group of persons, even though such sale may result in a price that is less favorable than might be obtained in an open market transaction. Such a sale will be considered commercially reasonable. If any securities held as Collateral are "restricted securities" as defined in the Rules of the Securities and Exchange Commission (such as Regulation D or Rule 144) or the rules of state securities departments under state "Blue Sky" laws, or if Grantor or any other owner of the Collateral is an affiliate of the issuer of the securities. Grantor agrees that neither Grantor, nor any member of Grantor's family, nor any other person signing this Agreement will sell or dispose of any securities of such issuer without obtaining Lender's prior written consent.

     Rights and Remedies with Respect to Investment Property, Financial Assets and Related Collateral. In addition to other rights and remedies granted under this Agreement and under applicable law. Lender may exercise any or all of the following rights and remedies: (1) register with any issuer or broker or other securities intermediary any of the Collateral consisting of investment property or financial assets (collectively herein, "investment property") in Lender's sole name or in the name of Lender's broker, agent or nominee; (2) cause any issuer, broker or other securities intermediary to deliver to Lender any of the Collateral consisting of securities, or investment property capable of being delivered; (3) enter into a control agreement or power of attorney with any issuer or securities intermediary with respect to any Collateral consisting of investment property, on such terms as Lender may deem appropriate, in its sole discretion, including without limitation, an agreement granting to Lender any of the rights provided hereunder without further notice to or consent by Grantor; (4) execute any such control agreement on Grantor's behalf and in Grantor's name, and hereby irrevocably appoints Lender as agent and attorney-in-fact, coupled with an interest, for the purpose of executing such control agreement on Grantor's behalf; (5) exercise any and all rights of Lender under any such control agreement or power of attorney; (6) exercise any voting, conversion, registration, purchase, option, or other rights with respect to any Collateral; (7) collect, with or without legal action, and issue receipts concerning any notes, checks, drafts, remittances or distributions that are paid or payable with respect to any Collateral consisting of investment property. Any control agreement entered with respect to any investment property shall contain the following provisions, at Lender's discretion. Lender shall be authorized to instruct the issuer, broker or other securities intermediary to take or to refrain from taking such actions with respect to the investment property as Lender may instruct, without further notice to or consent by Grantor. Such actions may include without limitation the issuance of entitlement orders, account instructions, general trading or buy or sell orders, transfer and redemption orders, and stop loss orders. Lender shall be further entitled to instruct the issuer, broker or securities intermediary to sell or to liquidate any investment property, or to pay the cash surrender or account termination value with respect to any and all investment property, and to deliver all such payments and liquidation proceeds to Lender. Any such control agreement shall contain such authorizations as are necessary to place Lender in "control" of such investment collateral, as contemplated under the provisions of the Uniform Commercial Code, and shall fully authorize Lender to issue "entitlement orders" concerning the transfer, redemption, liquidation or disposition of investment collateral, in conformance with the provisions of the Uniform Commercial Code.

     Foreclosure. Maintain a judicial suit for foreclosure and sale of the Collateral.

     Transfer Title. Effect transfer of title upon sale of all or part of the Collateral. For this purpose. Grantor irrevocably appoints Lender as Grantor's attorney-in-fact to execute endorsements, assignments and instruments in the name of Grantor and each of them (if more than one) as shall be necessary or reasonable.

     Other Rights and Remedies. Have and exercise any or all of the rights and remedies of a secured creditor under the provisions of the Uniform Commercial Code, at law, in equity, or otherwise.

     Application of Proceeds. Apply any cash which is part of the Collateral, or which is received from the collection or sale of the Collateral, to reimbursement of any expenses, including any costs for registration of securities, commissions incurred in connection with a sale, attorneys' fees and court costs, whether or not there is a lawsuit and including any fees on appeal, incurred by Lender in connection with the collection and sale of such Collateral and to the payment of the Indebtedness of Borrower to Lender, with any excess funds to be paid to Grantor as the interests of Grantor may appear. Borrower agrees, to the extent permitted by law, to pay any deficiency after application of the proceeds of the Collateral to the Indebtedness.

     Election of Remedies. Except as may be prohibited by applicable law, all of Lender's rights and remedies, whether evidenced by this Agreement, the Related Documents, or by any other writing, shall be cumulative and may be exercised singularly or concurrently. Election by Lender to pursue any remedy shall not exclude pursuit of any other remedy, and an election to make expenditures or to take action to perform an obligation of Grantor under this Agreement, after Grantor's failure to perform, shall not affect Lender's right to declare a default and exercise its remedies.

MISCELLANEOUS PROVISIONS. The following miscellaneous provisions are a part of this Agreement:

     Amendments. This Agreement, together with any Related Documents, constitutes the entire understanding and agreement of the parties as to the matters set forth in this Agreement. No alteration of or amendment to this Agreement shall be effective unless given in writing and signed by the party or parties sought to be charged or bound by the alteration or amendment.

     Attorneys' Fees; Expenses. Grantor agrees to pay upon demand all of Lender's costs and expenses, including Lender's attorneys' fees and Lender's legal expenses, incurred in connection with the enforcement of this Agreement. Lender may hire or pay someone else to help enforce this Agreement, and Grantor shall pay the costs and expenses of such enforcement. Costs and expenses include Lender's attorneys' fees and legal expenses whether or not there is a lawsuit, including attorneys' fees and legal expenses for bankruptcy proceedings (including efforts to modify or vacate any automatic stay or injunction), appeals, and any anticipated post-judgment collection services. Grantor also shall pay all court costs and such additional fees as may be directed by the court.

     Caption Headings. Caption headings in this Agreement are for convenience purposes only and are not to be used to interpret or define the provisions of this Agreement.

     Governing Law. This Agreement will be governed by, construed and enforced in accordance with federal law and the laws of the State of California. This Agreement has been accepted by Lender in the State of California.

     Choice of Venue. If there is a lawsuit. Grantor agrees upon Lender's request to submit to the jurisdiction of the courts of LOS ANGELES County, State of California.

     Joint and Several Liability. All obligations of Borrower and Grantor under this Agreement shall be joint and several, and all references to Grantor shall mean each and every Grantor, and all references to Borrower shall mean each and every Borrower. This means that each Borrower and Grantor signing below is responsible for all obligations in this Agreement. Where any one or more of the parties is a corporation, partnership, limited liability company or similar entity, it is not necessary for Lender to inquire into the powers of any of the officers, directors, partners, members, or other agents acting or purporting to act on the entity's behalf, and any obligations made or created in reliance upon the professed exercise of such powers shall be guaranteed under this Agreement.

     No Waiver by Lender. Lender shall not be deemed to have waived any rights under this Agreement unless such waiver is given in writing and signed by Lender. No delay or omission on the part of Lender in exercising any right shall operate as a waiver of such right or any other right. A waiver by Lender of a provision of this Agreement shall not prejudice or constitute a waiver of Lender's right otherwise to demand strict compliance with that provision or any other provision of this Agreement. No prior waiver by Lender, nor any course of dealing between Lender and Grantor, shall constitute a waiver of any of Lender's rights or of any of Grantor's obligations as to any future transactions. Whenever the consent of Lender is required under this Agreement, the granting of such consent by Lender in any instance shall not constitute continuing consent to subsequent instances where such consent is required and in all cases such consent may be granted or withheld in the sole discretion of Lender.

     Preference Payments. Any monies Lender pays because of an asserted preference claim in Borrower's or Grantor's bankruptcy will become a part of the Indebtedness and, at Lender's option, shall be payable by Borrower and Grantor as provided in this Agreement.

     Notices. Any notice required to be given under this Agreement shall be given in writing, and shall be effective when actually delivered, when actually received by telefacsimile (unless otherwise required by law), when deposited with a nationally recognized overnight courier, or, if mailed, when deposited in the United States mail, as first class, certified or registered mail postage prepaid, directed to the addresses shown near the beginning of this Agreement. Any party may change its address for notices under this Agreement by giving formal written notice to the other parties, specifying that the purpose of the notice is to change the party's address. For notice purposes. Grantor agrees to keep Lender informed at all times of Grantor's current address. Unless otherwise provided or required by law, if there is more than one Grantor, any notice given by Lender to any Grantor is deemed to be notice given to all Grantors.

     Waiver of Co-Obligor's Rights. If more than one person is obligated for the Indebtedness, Grantor irrevocably waives, disclaims and relinquishes all claims against such other person which Grantor has or would otherwise have by virtue of payment of the Indebtedness or any part thereof, specifically including but not limited to all rights of indemnity, contribution or exoneration.

     Severability. If a court of competent jurisdiction finds any provision of this Agreement to be illegal, invalid, or unenforceable as to any circumstance, that finding shall not make the offending provision illegal, invalid, or unenforceable as to any other circumstance. If feasible, the offending provision shall be considered modified so that it becomes legal, valid and enforceable. If the offending provision cannot be so modified, it shall be considered deleted from this Agreement. Unless otherwise required by law, the illegality, invalidity, or unenforceability of any provision of this Agreement shall not affect the legality, validity or enforceability of any other provision of this Agreement.

     Successors and Assigns. Subject to any limitations stated in this Agreement on transfer of Grantor's interest, this Agreement shall be binding upon and inure to the benefit of the parties, their successors and assigns. If ownership of the Collateral becomes vested in a person other than Grantor, Lender, without notice to Grantor, may deal with Grantor's successors with reference to this Agreement and the Indebtedness by way of forbearance or extension without releasing Grantor from the obligations of this Agreement or liability under the Indebtedness.

     Time is of the Essence. Time is of the essence in the performance of this Agreement.

DEFINITIONS. The following capitalized words and terms shall have the following meanings when used in this Agreement. Unless specifically stated to the contrary, all references to dollar amounts shall mean amounts in lawful money of the United States of America. Words and terms used in the singular shall include the plural, and the plural shall include the singular, as the context may require. Words and terms not otherwise defined in this Agreement shall have the meanings attributed to such terms in the Uniform Commercial Code:

     Agreement. The word "Agreement" means this Commercial Pledge Agreement, as this Commercial Pledge Agreement may be amended or modified from time to time, together with all exhibits and schedules attached to this Commercial Pledge Agreement from time to time.

     Borrower. The word "Borrower" means CREDIT STARTERS, LLC, A CALIFORNIA LIMITED LIABILITY COMPANY, and all other persons and entities signing the
     Note in whatever capacity.

     Collateral. The word "Collateral" means all of Grantor's right, title and interest in and to all the Collateral as described in the Collateral Description section of this Agreement.

     Default. The word "Default" means the Default set forth in this Agreement in the section titled "Default".

     Event of Default. The words "Event of Default" mean any of the events of default set forth in this Agreement in the default section of this Agreement.

     Grantor. The word "Grantor" means G.M. CYPRES & CO., INC., A DELAWARE CORPORATION.

     Guarantor.   The  word  "Guarantor"   means  any  guarantor,   surety,   or
     accommodation party of any or all of the Indebtedness.

     Guaranty. The word "Guaranty" means the guaranty from Guarantor to Lender, including without limitation a guaranty of all or part of the Note.

     Income and Proceeds. The words "Income and Proceeds" mean all present and future income, proceeds, earnings, increases, and substitutions from or for the Collateral of every kind and nature, including without limitation all payments, interest, profits, distributions, benefits, rights, options, warrants, dividends, stock dividends, stock splits, stock rights, regulatory dividends, subscriptions, monies, claims for money due and to become due, proceeds of any insurance on the Collateral, shares of stock of different par value or no par value issued in substitution or exchange for shares included in the Collateral, and all other property Grantor is entitled to receive on account of such Collateral, including accounts, documents, instruments, chattel paper, and general intangibles.

     Indebtedness. The word "Indebtedness" means the indebtedness evidenced by the Note or Related Documents, including all principal and interest together with all other indebtedness and costs and expenses for which Borrower is responsible under this Agreement or under any of the Related Documents.

     Lender. The word "Lender" means City National Bank, NA, its successors and assigns. Note. The word "Note" means the Note executed by Borrower in the principal amount of $7,000,000.00 dated February 26, 2002, together with all renewals of, extensions of, modifications of, refinancings of, consolidations of, and substitutions for the note or credit agreement.

     Obligor. The word "Obligor" means without limitation any and all persons obligated to pay money or to perform some other act under the Collateral.

     Property. The word "Property' means all of Grantor's right, title and interest in and to all the Property as described in the "Collateral Description" section of this Agreement.

     Related Documents. The words "Related Documents" mean all promissory notes, credit agreements, loan agreements, environmental agreements, guaranties, security agreements, mortgages, deeds of trust, security deeds, collateral mortgages, and all other instruments, agreements and documents, whether now or hereafter existing, executed in connection with the Indebtedness.

BORROWER AND GRANTOR HAVE READ AND UNDERSTOOD ALL THE PROVISIONS OF THIS COMMERCIAL PLEDGE AGREEMENT AND AGREE TO ITS TERMS. THIS AGREEMENT IS DATED FEBRUARY 26, 2002.

GRANTOR:


G.M. CYPRES & CO., INC., A DELAWARE CORPORATION


By:    /s/  Gary Cypres
      -----------------------
     GARY CYPRES, Preisdent
     GARY CYPRESf, Preisdent of G.M. CYPRES & CO.,
     INC., A DELAWARE CORPORATION

BORROWER:


CREDIT STARTERS, LLC, A CALIFORNIA LIMITED LIABILITY COMPANY


By:   /s/ Gary Cypres
      -----------------------
     GARY CYPRES, Managing Member of CREDIT
     STARTERS, LLC, A CALIFORNIA LIMITED LIABILITY
     COMPANY

                                    EXHIBIT 1
        ADDENDUM TO COMMERCIAL PLEDGE AGREEMENTFOR STOCK/BOND COLLATERAL

This Addendum is attached to, incorporated into, and supersedes any inconsistent provisions of, the Commercial Pledge Agreement of even date herewith, between City National Bank ("CNB"), as the Lender, the undersigned Borrower(s) and, if a third party hypothecation, the undersigned Grantor(s) (the "Agreement").

     1. Definitions. All terms used in the Addendum are defined in the Agreement, unless defined below.


                                           Advance             Maintenance
 Collateral                                 Value                Value
 ----------                                 -----                -----



I. "Margin stock" (as defined in Federal Reserve Board
Regulation U, as amended from time to time)



A) Loan not governed by Reg. U:

Price Per Share*


$5.00 or more                               60%                 70%



less than $5.00                        Not Eligible         Not Eligible

B) Loan governed by Reg. U:


Price Per Share'

$5.00 or more                               50%                 70%


less than $5.00                         Not Eligible        Not Eligible


II. Real Estate Investment Trusts, Closed-End Mutual Funds,
Exchange Traded Funds, Open-End Mutual Funds (other than
Money Market Funds) and Unit Investment Trusts


A) Loan not governed by Reg. U:


Price Per Share1


$5.00 or more                               60%                 70%


less than $5.00                          Not Eligible        Not Eligible


B) Loan governed by Reg. U:


Price Per Share1


$5.00 or more                               50%                 70%


less than $5.00                          Not Eligible        Not Eligible




655534.42135.Addendum.RD
                                                                             -1-

                                          Advance           Maintenance
 Collateral                                Value               Value
 ----------                                -----               -----


II. Obligations of the U.S. Government

A) U.S. Treasury bills, bonds or notes maturing in one year
or less.                                    95%                   95%


B) U.S. Treasury bonds or notes maturing more than one year
but not more than 5 years.                  90%                   95%


C) U.S. Treasury bonds or notes maturing in more than 5
years.                                      80%                   95%


III. Obligations of Municipalities, any State, U.S. territory or
commonwealth                                80%                   85%


IV. Commercial Paper2                       90%                   90%


V. Banker's Acceptances3                    90%                   90%


VI. Convertible Corporate Bonds4


A) Loan not governed by Reg. U              60%                   70%

B) Loan governed by Reg. U                  50%                   60%


VII. Non-Convertible Corporate Bonds, Mortgage-Backed
Securities and Asset-Backed Securities4
                                            80%                   85%

VIII. Any of the foregoing held with a Third Party Broker (Other than City National Securities, Inc.)
                                            40%                   40%

1 Price Per Share refers to the price per share of a security as of the date of CNB loan approval or, if the particular Collateral security is subsequently added to a City National Investments or City National Securities, Inc ..investment account, then to the price per share of the security as of the date it is added to the investment account.

2 To be eligible as Collateral, the commercial paper must be third-rate (P3/A3) or higher by a nationally recognized rating agency such as Moody's or Standard & Poor's.

3 To be eligible as Collateral, the bank creating the banker's acceptance(s) must have a short term rating of P-1 by Moody's, or A-1+ or A-l by Standard & Poor's.

4 To be eligible as Collateral, the bonds, mortgage-backed securities and asset-backed securities must be sixth-rated (A2/A) or higher by a nationally recognized rating agency such as Moody's or Standard & Poor's.


     2. Maximum Loan Value.

     2.1 In the event that all or any portion of the principal amount secured hereby is undisbursed, Borrower agrees that such amount will not be disbursed if, as a result of such disbursement, the total outstanding principal amount secured hereby would exceed the total Advance Value of all collateral in which a security interest is granted hereby.

     2.2 Borrower and Owner agree that in the event that the total of (i) all outstanding principal amounts secured hereby, and (ii) all undisbursed amounts that CNB has committed to lend to Borrower secured hereby, exceeds the total Maintenance Value of all collateral in which a security interest is granted hereby at any time while the Agreement remains in effect. Borrower will promptly either (a) reduce the outstanding principal amount secured hereby, or (b) provide additional collateral of the kind described above acceptable to CNB, in either case such that the total of (i) and (ii) above, does not thereafter exceed the Advance Value of such collateral.

     2.3 In the event Paragraph 2.2 is not satisfied at any time, such failure will constitute a default with respect to all obligations secured hereby, entitling CNB without notice to exercise all remedies available in the Agreement or any note, credit agreement or other instrument secured hereby for non-performance thereof, including but not limited to the right to accelerate the maturity of any outstanding indebtedness secured hereby and the right to refuse to make any further advances secured hereby. Any such default will continue notwithstanding the subsequent satisfaction of Paragraph 2.2.

Dated: February 26, 2002                   Borrower:

                                           Credit Starters, LLC, a
                                           California limited liability company



                                            By:    /s/    Gary Cypres
                                                 -------------------------
                                                 Gary Cypres, Managing Member

                                          Grantor:

                                          G.M. Cypres & Co., Inc., a
                                          Delaware corporation

                                          By:     /s/   Gary Cypres
                                               -------------------------
                                               Gary Cypres President

                                    EXHIBIT 1
                         IRREVOCABLE STOCK OR BOND POWER


FOR VALUE RECEIVED, the undersigned hereby sell, assign and transfer____________

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Please insert Social Security or Taxpayer I.D.
Number______________________


FOR STOCKS, COMPLETE THIS PORTION: _________ share(s) of the __________ stock of
--------------------------------------------------------------------------------
represented by Certificate No. ____________________________, standing in the name of the undersigned on the books of the Company.


FOR BONDS, COMPLETE THIS PORTION: ______________ bond(s) of _________________________________________ in the principal amount of
$______________,  No._____________________________,  standing in the name of the undersigned on the books of said Company.


The undersigned hereby irrevocably constitute and appoint
_______________________________ attorney to transfer the above stock or bond, as the case may be, on the books of said Company, with full power of substitution in the premises.


Dated


SIGNATURE(S) GUARANTEED BY:
G.M. Cypres & Co., Inc., a Delaware corporation


Signature By:/s/ Gary Cypres
          ----------------------------
           Gary Cypree, President







                           IMPORTANT - READ CAREFULLY







The signature(s) must correspond with the name(s) as written upon the face of the certificate or bond in every particular without alteration or enlargement or any change whatever, and must beguaranteed by a bank or registered securities dealer.

                                    EXHIBIT 1



                BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM Statement of Purpose for an Extension of Credit Secured By Margin Stock
                           (Federal Reserve Form U-1)


                    _________City National Bank, NA_________
                                  Name of Bank




This report is required bylaw (15 U.S.C. 78g and 78w; 12 CFR 221)

The Federal Reserve may not conduct or sponsor, and an organization (or a person) is not required to respond to, a collection of information unless it displays a currently valid 0MB control number.

Public reporting burden for this collection of information is estimated to average 4.2 minutes (0.07 hours) per response, including the time for searching existing data sources, gathering and maintaining the data needed, completing and reviewing the collection of information. Send comments regarding this including suggestins for reducing this burden, to Secretary. Board of Governors of the Federal Reserve System, 20lh and C Streets, N.W., Washington, D.C. 20551; and to the Office of Management and Budget, Paperwork ReductionProject 17100-0115), Washington, D.C. 20503.

INSTRUCTIONS 1. This form must be completed when a bank extends credit in excess of $100,000 secured directly or indirectly, in whole or in part, by any margin stock. 2. The term "margin stock" is defined in Regulation L) (12 CFR 221) and includes, principally: (1) stocks that are registered on a national securities exchange or that are on the Federal Reserve Board's List of Marginable OTC Stocks; (2) debt securities (bonds) that are convertible into margin stocks; (3) any over-the-counter security designated as qualified for trading in the National Market System under a designation plan approved by the Securities and Exchange Commission (NMS security); and (4) shares of most mutual funds, unless 95 per cent of the assets of the fund are continuously invested in U.S. government, agency, state, or municipal obligations.

3. Please print or type (if space is inadequate, attach separate sheet).


PART I To be completed by borrower(s)

1. What is the amount of the credit being extended?     $7,000,000

2. Will any part of this credit be used to purchase or carry margin stock? [X] Yes [ ] No

If the answer is "no", describe the specific purpose of the credit.________________________________________________________________________

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

I (We) have read this form and certify that to the best of my (our) knowledge and belief the information given is true, accurate, and complete, and that the margin stock and any other securities collateralizing this credit are authentic, genuine, unaltered, and not stolen, forged, or counterfeit.


Signed:
G.W. Cypres & Co., Inc., a Delaware corporation
By: /s/  Gary Cypres
-------------------------
Borrower's Signature              Date
Gary Cypres, President
Print or Type Name
                    This form should not be signed if blank.

A borrower who falsely certifies the purpose of a credit on this form or otherwise willfully or intentionally evades the provisions of Regulation U will also violate Federal Reserve Regulation X, "Borrowers Who Obtain Securities Credit."

                                    EXHIBIT 1
                      SECURITIES ACCOUNT CONTROL AGREEMENT

This Securities Account Control Agreement (this "Agreement") is entered into as of February 26, 2002, by and among G.M. Cypres & Co., Inc., a Delaware corporation ("Customer"), City National Securities, Inc., a California corporation ("Intermediary"), and City National Bank, a national banking association ("Secured Party").

                                    RECITALS

     A. Customer is opening and will maintain that certain Account No. COL-002801 in the name G.M. Cypres & Co., Inc., a Delaware corporation (the "Securities Account") with Intermediary pursuant to an agreement between Intermediary and Customer (the "Account Agreement") and Customer has granted to Secured Party a security interest in the Securities Account and all financial assets and other property now or at any time hereafter held in the Securities Account.

     B. Secured Party, Customer and Intermediary have agreed to enter into this Agreement to perfect Secured Party's security interests in the Collateral, as defined below.

     NOW, THEREFORE, in consideration of their mutual covenants and promises, the parties agree as follows:

     1. Definitions. As used herein:

          a. The term "Collateral" shall mean (i) the Securities Account, (ii) all financial assets credited to the Securities Account, (iii) all security entitlements with respect to the financial assets credited to the Securities Account, (iv) any and all other investment property or assets maintained or recorded in the Securities Account, and (v) all substitutions for, and proceeds of the sale or other disposition of, any of the foregoing, including without limitation, cash proceeds. The parties expressly agree that the Securities Account is a "securities account" as such term is defined in Section 8501(a) of the Code, as defined below.

          b. The terms "investment property," "entitlement order," "financial asset" and "security entitlement" shall have the respective meanings set forth in the Code. The parties hereby expressly agree that all property, including without limitation, cash, certificates of deposit and mutual funds, at any time held in the Securities Account is to be treated as a "financial asset."

          c. The term "Code" shall mean the Uniform Commercial Code of the State of California.

     2. Agreement for Control. Intermediary is authorized by Customer and agrees to honor and comply with all entitlement orders originated by Secured Party with respect to the Securities Account, and all other requests and instructions from Secured Party regarding disposition and/or delivery of the Collateral, without further consent or direction from Customer or any other party.

     3. Customer's Rights With Respect to the Collateral.

          a. Until ntermediary is notified otherwise by Secured Party: (i) Customer is authorized to give to Intermediary, and Intermediary is authorized to honor from Customer, any instructions with respect to the selection of the investments in the Securities Account and the trading in connection therewith; and (ii) Intermediary may distribute to Customer only that portion of the Collateral which consists of interest and/or cash dividends earned on financial assets maintained in the Securities Account.

          b. Without Secured Party's prior written consent, except to the extent permitted in Section 3.a. above: (i) neither Customer nor any other party may withdraw, transfer, trade, redeem, liquidate or otherwise dispose of any Collateral in the Securities Account, and (ii) Intermediary shall not comply with any entitlement order or other order or instruction given by Customer or any other party (other than Secured Party) with respect to the Collateral in the Securities Account.

          c. Upon receipt of either written or oral notice from Secured Party, Intermediary shall (i) promptly cease complying with entitlement orders and other instructions concerning the Collateral, including the Securities Account, from Customer and all other parties (other than Secured Party), and (ii) not make any further distributions of any of the Collateral to Customer or any other party (other than Secured Party), nor permit any further voluntary changes in the financial assets.

     4. Intermediary's Representations, Warranties and Covenants.

               a. Intermediary represents and warrants to Secured Party that:
          (i) the Securities Account is maintained with Intermediary solely in Customer's name as specified in Recital A above; (ii) the Securities Account is a cash account and Intermediary will not advance any margin or other credit to Debtor nor hypothecate any financial assets carried in the Account; and (iii) Intermediary has no knowledge of any claim to, security interest in or lien upon any of the Collateral, except
          (x) the security interests in favor of Secured Party and (y) Intermediary's liens securing fees and charges, or payment for open trade commitments, as described in Section 4.b. below.

               b. Intermediary agrees that any claim to, security interest in, lien upon, or right of offset with respect to, any of the Collateral which Intermediary now has or at any time hereafter acquires shall be junior and subordinate to the security interests of Secured Party in the Collateral, except for Intermediary's liens securing: (i) fees and charges owed by Customer with respect to the operation and maintenance of the Securities Account; and (ii) payment owed to Intermediary for open trade commitments for purchases in and for the Securities Account, if such purchases are permitted hereunder.

     5. Agreement of Intermediary and Customer: Intermediary and Customer agree that:

               a. Intermediary shall flag its books, records and systems to reflect Secured Party's security interests in the Collateral, and shall provide notice thereof to any party making inquiry as to Customer's accounts with Intermediary to whom or which Intermediary is legally required to provide information. b. Intermediary shall send copies of all statements relating to the Securities Account simultaneously to Customer and Secured Party. Such statements shall be sent to Customer and Secured Party at the address for each set forth in this Agreement. c. Intermediary shall promptly notify Secured Party if any other party asserts any claim to, security interest in or lien upon any of the Collateral, and Intermediary shall not enter into any control, custodial or other similar agreement with any other party that would create or acknowledge the existence of any such other claim, security interest or lien. upon any of the Collateral. d. Without Secured Party's prior written consent. Intermediary shall not change the name or account number of the Securities Account. Customer agrees that Secured Party may change the name of the Securities Account to "City National Bank, as secured party, for the benefit of Customer" or similar name.

               e. Neither Intermediary nor Customer shall terminate the Account Agreement without giving thirty (30) days' prior written notice to Secured Party.

6.      Miscellaneous.

               a. This Agreement shall not create any obligation or duty of Intermediary except as expressly set forth herein. b. As to the matters specifically the subject of this Agreement, in the event of any conflict between this Agreement and the Account Agreement or any other agreement between Intermediary and Customer, the terms of this Agreement shall control. c All notices, requests and demands which any party is required or may desire to give to any other party under any provision of this Agreement must be in writing (unless otherwise specifically provided) and delivered to each party at the following address or facsimile number:

"Intermediary"      City National Securities, Inc.
                    400 North Roxbury Drive, 6th Floor
                    Beverly Hills, California 90210

"Customer"          G.M. Cypres & Co., Inc., a Delaware corporation
                    5480 East Ferguson Drive, Third Floor
                    Commerce, Ca. 90022


"Secured Party"     City National Bank
                    Downtown Los Angeles CBC #034
                    633 West Fifth Street, tenth Floor
                    Los Angeles, Ca. 90071
or to such other address or facsimile number as any party may designate by written notice to all other parties. Each such notice, request and demand shall be deemed given or made as follows: (i) if sent by hand delivery, upon delivery;
(ii) if sent by facsimile, upon receipt; and (iii) if sent by mail, upon the earlier of the date of receipt or three (3) days after deposit in the U.S. mail, first class and postage prepaid.

     d. The prevailing party in the prosecution of defense of any action arising out of this Agreement, including any action for declaratory relief, shall be reimbursed by the party whose course of action necessitated such prosecution or defense for all costs and expenses, including reasonable attorneys' fees (to include outside counsel fees and all allocated costs of the prevailing party's in- house counsel), expended or incurred by the prevailing party in connection therewith, whether incurred at the trial or appellate level, in an arbitration proceeding, bankruptcy proceeding or otherwise.

     e. This Agreement shall be binding upon and inure to the benefit of the heirs, executors, administrators, legal representatives, successors and assigns of the parties; provided however, that Intermediary may not assign its obligations hereundei without Secured Party's prior written consent. This Agreement may be amended or modified only in writing signed by all parties hereto.

     f. This Agreement shall terminate upon: (i) receipt by Intermediary of written notice from Secured Party expressly stating that Secured Party no longer claims any security interest in the Collateral; or (ii) termination of the Account Agreement pursuant to Section 5.e. hereof and Intermediary's delivery of all Collateral to Secured Party or its designee in accordance with Secured Party's written instructions.

     g. This Agreement shall be governed by and construed in accordance with the laws of the State of California. This Agreement may be executed in any number of counterparts which, when taken together, shall constitute but one agreement.

     IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first set forth above.



"Intermediary"                          City National Securities, Inc.
                                        a California corporation
                                        By:   /s/ Joseph Lakritz
                                        ------------------------
                                        Its: Vice President


"Customer"                              G.M. Cypres & Co., Inc.,
                                        a Delaware corporation

                                        By: /s/   Gary Cypres
                                        -----------------------
                                        Its: President

"Secured Party"                         City National Bank,
                                        a national banking association

                                        By: /s/  Steve Tsoflias
                                        -----------------------
                                        Its: Vice President

                                    EXHIBIT 1
                               COMMERCIAL GUARANTY

          Principal       Loan Date      Maturity       Loan No.
          ---------       ---------      --------       --------
         $7,000,000.00   02-26-2002     03-13-2003       42135

          Call/Coll          Account     Officer        Initials
          ---------          -------     -------        --------
                              655534       ST               ST
--------------------------------------------------------------------------------
References in the shaded area are for Lender's use only and do not limit the applicability of this document to any particular loan or item.

Any item above containing "***" has been omitted due to text length limitations.
--------------------------------------------------------------------------------

Borrower:     Credit Starters, LLC, A california limited
              5480 East Ferguson Drive, Third Floor
              Commerce, CA  90022

Grantor:      G.M. Cypres & CO., inc., A delaware
              Corporation
              5480 East Ferguson Drive, Third Floor
              Commerce, CA  90022

Lender:       City National Bank, NA
              Downtown Los Angeles Commercial Banking Center
              #034000-01
              633 West Fifth Street, Tenth Floor
              Los Angeles, CA 90071


AMOUNT OF GUARANTY. The principal amount of this Guaranty is Seven Million & 00/100 Dollars ($7,000,000.00).

CONTINUING GUARANTY. For good and valuable consideration, GARY CYPRES ("Guarantor") absolutely and unconditionally guarantees and promises to pay to City National Bank, NA ("Lender") or its order, in legal tender of the United States of America, the Indebtedness (as that term is defined below) of CREDIT STARTERS, LLC, A CALIFORNIA LIMITED LIABILITY COMPANY ("Borrower") to Lender on the terms and conditions set forth in this Guaranty. The obligations of Guarantor under this Guaranty are continuing.

MAXIMUM LIABILITY. The maximum liability of Guarantor under this Guaranty shall not exceed at any one time the sum of the principal amount of $7,000,000.00, plus all interest thereon, plus all of Lender's costs, expenses, and attorneys' fees incurred in connection with or relating to (A) the "collection of the Indebtedness, (B) the collection and sale of any collateral for the Indebtedness or this Guaranty, or (C) the enforcement of this Guaranty. Attorneys' fees include, without limitation, attorneys' fees whether or not there is a lawsuit, and if there is a lawsuit.any fees and costs for trial and appeals. The above limitation on liability is not a restriction on the amount of the Indebtedness of Borrower to Lender either in the aggregate or at any one time. If Lender presently holds one or more guaranties, or hereafter receives additional guaranties from Guarantor, Lender's rights under all guaranties shall be cumulative. This Guaranty shall not (unless specifically provided below to the contrary) affect or invalidate any such other guaranties. Guarantor's liability will be Guarantor's aggregate liability under the terms of this Guaranty and any such other unterminated guaranties.

INDEBTEDNESS GUARANTEED. The Indebtedness guaranteed by this Guaranty includes any and all of Borrower's indebtedness to Lender and is used in the most comprehensive sense and means and includes any and all of Borrower's liabilities, obligations and debts to Lender, now existing or hereinafter incurred or created, including, without limitation, all loans, advances, interest, costs, debts, overdraft indebtedness, credit card indebtedness, lease obligations, other obligations, and liabilities of Borrower, or any of them, and any present or future judgments against Borrower, or any of them; and whether any such Indebtedness is voluntarily or involuntarily incurred, due or not due, absolute or contingent, liquidated or unliquidated, determined or undetermined; whether Borrower may be liable individually or jointly with others, or primarily or secondarily, or as guarantor or surety; whether recovery on the Indebtedness may be or may become barred or unenforceable against Borrower for any reason whatsoever; and whether the Indebtedness arises from transactions which may be voidable on account of infancy, insanity, ultra vires, or otherwise. DURATION OF

GUARANTY. This Guaranty will take effect when received by Lender without the necessity of any acceptance by Lender, or any notice to Guarantor or to Borrower, and will continue in full force until all Indebtedness incurred or contracted before receipt by Lender of any notice of revocation shall have been fully and finally paid and satisfied and all of Guarantor's other obligations under this Guaranty shall have been performed in full. If Guarantor elects to revoke this Guaranty, Guarantor may only do so in writing. Guarantor's written notice of revocation must be mailed to Lender, by certified mail, at Lender's address listed above or such other place as Lender may designate in writing. Written revocation of this Guaranty will apply only to advances or new Indebtedness created after actual receipt by Lender of Guarantor's written revocation. For this purpose and without limitation, the term "new Indebtedness" does not include Indebtedness which at the time of notice of revocation is contingent, unliquidated, undetermined or not due and which later becomes absolute, liquidated, determined or due. This Guaranty will continue to bind Guarantor for all Indebtedness incurred by Borrower or committed by Lender prior to receipt of Guarantor's written notice of revocation, including any extensions, renewals, substitutions or modifications of the Indebtedness. All renewals, extensions, substitutions, and modifications of the Indebtedness granted after Guarantor's revocation, are contemplated under this Guaranty and, specifically will not be considered to be new Indebtedness. This Guaranty shall bind Guarantor's estate as to Indebtedness created both before and after Guarantor's death or incapacity, regardless of Lender's actual notice of Guarantor's death. Subject to the foregoing. Guarantor's executor or administrator or other legal representative may terminate this Guaranty in the same manner in which Guarantor might have terminated it and with the same effect. Release of any other guarantor or termination of any other guaranty of the Indebtedness shall not affect the liability of Guarantor under this Guaranty. A revocation Lender receives from any one or more Guarantors shall not affect the liability of any remaining Guarantors under this Guaranty. It is anticipated that fluctuations may occur in the aggregate amount of Indebtedness covered by this Guaranty, and Guarantor specifically acknowledges and agrees that reductions in the amount of Indebtedness, even to zero dollars ($0.00), prior to Guarantor's written revocation of this Guaranty shall not constitute a termination of this Guaranty. This Guaranty is binding upon Guarantor and Guarantor's heirs, successors and assigns so long as any of the guaranteed Indebtedness remains unpaid and even though the Indebtedness guaranteed may from time to time be zero dollars ($0.00).

OBLIGATIONS OF MARRIED PERSONS. Any married person who signs this Guaranty hereby expressly agrees that recourse under this Guaranty may be had against both his or her separate property and community property.

GUARANTOR'S AUTHORIZATION TO LENDER. Guarantor authorizes Lender, either before or after any revocation hereof, without notice or demand and without lessening Guarantor's liability under this Guaranty, from time to time: (A) prior to revocation as set forth above, to make one or more additional secured or unsecured loans to Borrower, to lease equipment or other goods to Borrower, or otherwise to extend additional credit to Borrower; (B) to alter, compromise, renew, extend, accelerate, or otherwise change one or more times the time for payment or other terms of the Indebtedness or any part of the Indebtedness, including increases and decreases of the rate of interest on the Indebtedness; extensions may be repeated and may be for longer than the original loan term;
(C) to take and hold security for the payment of this Guaranty or the Indebtedness, and exchange, enforce, waive, subordinate, fail or decide not to perfect, and release any such security, with or without the substitution of new collateral; (D) to release, substitute, agree not to sue, or deal with any one or more of Borrower's sureties, endorsers, or other guarantors on any terms or in any manner Lender may choose; (E) to determine how, when and what aoolication ofpayments and credits shall be made on the Indebtedness (F) to apply such security and direct the order or manner of sale thereof, including without limitation, any nonjudicial sale permitted by the terms of the controlling security agreement or deed of trust, as Lender in its discretion may determine;
(G) to sell, transfer, assign or grant participations in all or any part of the Indebtedness; and (H) to assign or transfer this Guaranty in whole or in part.

GUARANTOR'S REPRESENTATIONS AND WARRANTIES. Guarantor represents and warrants to Lender that (A) no representations oragreements of any kind have been made to Guarantor which would limit or qualify in any way the terms of this Guaranty;
(B) this Guaranty is executed at Borrower's request and not at the request of Lender; (C) Guarantor has full power, right and authority to enter into this Guaranty; (D) the provisions of this Guaranty do not conflict with or result in a default under any agreement or other instrument binding upon Guarantor and do not result in a violation of any law, regulation, court decree or order applicable to Guarantor; (E) Guarantor has not and will not, without the prior written consent of Lender, sell, lease, assign, encumber, hypothecate, transfer, or otherwise dispose of all or substantially all of Guarantor's assets, or any interest therein; (F) upon Lender's request, Guarantor will provide to Lender financial and credit information in form acceptable to Lender, and all such financial information which currently has been, and all future financial information which will be provided to Lender is and will be true and correct in all material respects and fairly present Guarantor's financial condition as of the dates the financial information is provided; (G) no material adverse change has occurred in Guarantor's financial condition since the date of the most recent financial statements provided to Lender and no event has occurred which may materially adversely affect Guarantor's financial condition; (H) no litigation, claim, investigation, administrative proceeding or similar action (including those for unpaid taxes) against Guarantor is pending or threatened;
(I) Lender has made no representation to Guarantor as to the creditworthiness of Borrower; and (J) Guarantor has established adequate means of obtaining from Borrower on a continuing basis information regarding Borrower's financial condition. Guarantor agrees to keep adequately informed from such means of any facts, events, or circumstances which might in any way affect Guarantor's risks under this Guaranty, and Guarantor further agrees that, absent a request for information. Lender shall have no obligation to disclose to Guarantor any information or documents acquired by Lender in the course of its relationship with Borrower.

GUARANTOR'S WAIVERS. Except as prohibited by applicable law. Guarantor waives any right to require Lender to (A) make any presentment, protest, demand, or notice of any kind, including notice of change of any terms of repayment of the Indebtedness, default by Borrower or any other guarantor or surety, any action or nonaction taken by Borrower, Lender, or any other guarantor or surety of Borrower, or the creation of new or additional Indebtedness; (B) proceed against any person, including Borrower, before proceeding against Guarantor; (C) proceed against any collateral for the Indebtedness, including Borrower's collateral, before proceeding against Guarantor; (D) apply any payments or proceeds received against the Indebtedness in any order; (E) give notice of the terms, time, and place of any sale of the collateral pursuant to the Uniform Commercial Code or any other law governing such sale; (F) disclose any information about the Indebtedness, the Borrower, the collateral, or any other guarantor or surety, or about any action or nonaction of Lender; or (G) pursue any remedy or course of action in Lender's power whatsoever. Guarantor also waives any and all rights or defenses arising by reason of (H) any disability or other defense of Borrower, any other guarantor or surety or any other person; (I) the cessation from any cause whatsoever, other than payment in full, of the Indebtedness; (J) the application of proceeds of the Indebtedness by Borrower for purposes other than the purposes understood and intended by Guarantor and Lender; (K) any act of omission or commission by Lender which directly or indirectly results in or contributes to the discharge of Borrower or any other guarantor or surety, or the Indebtedness, or the loss or release of any collateral by operation of law or otherwise; (L) any statute of limitations in any action under this Guaranty or on the Indebtedness; or (M) any modification or change in terms of the Indebtedness, whatsoever, including without limitation, the renewal, extension, acceleration, or other change in the time payment of the Indebtedness is due and any change in the interest rate, and including any such modification or change in terms after revocation of this Guaranty on Indebtedness incurred prior to such revocation. Guarantor waives all rights and any defenses arising out of an election of remedies by Lender even though that the election of remedies, such as a non-judicial foreclosure with respect to security for a guaranteed obligation, has destroyed Guarantor's rights of subrogation and reimbursement against Borrower by operation of Section 580d of the California Code of Civil Procedure or otherwise. Guarantor waives all rights and defenses that Guarantor may have because Borrower's obligation is secured by real property. This means among other things: (1) Lender may collect from Guarantor without first foreclosing on any real or personal property collateral pledged by Borrower. (2) If Lender forecloses on any real property collateral pledged by Borrower: (a) the amount of Borrower's obligation may be reduced only by the price for which the collateral is sold at the foreclosure sale, even if the collateral is worth more than the sale price, (b) Lender may collect from Guarantor even if Lender, by forclosing on the real property collateral, has destroyed any right Guarantor may have to collect from Borrower. This is an unconditional waiver of any rights and defenses Guarantor may have because Borrower's obligation is secured by real property. These rights and defenses include, but are not limited to, any rights and defenses based upon Section 580a, 580b, 580d, or 726 of the Code of Civil Procedure. Guarantor understands and agrees that the foregoing waivers are waivers of substantive rights and defenses to which Guarantor might otherwise be entitled under state and federal law. The rights and defenses waived include, without limitation, those provided by Calfornia laws of suretyship and guaranty, anti-deficiency laws, and the Uniform Commercial Code. Guarantor acknowledges that Guarantor has provided these waivers of rights and defenses with the intention that they be fully relied upon by Lender. Until all Indebtedness is paid in full. Guarantor waives any right to enforce any remedy Lender may have against the Borrower or any other guarantor, surety, or other person, and further, Guarantor waives any right to participate in any collateral for the Indebtedness now or hereafter held by Lender.

GUARANTOR'S UNDERSTANDING WITH RESPECT TO WAIVERS. Guarantor warrants and agrees that each of the waivers set forth above is made with Guarantor's full knowledge of its significance and consequences and that, under the circumstances, the waivers are reasonable and not contrary to public policy or law. If any such waiver is determined to be contrary to any applicable law or public policy, such waiver shall be effective only to the extent permitted by law or public policy.

SUBORDINATION OF BORROWER'S DEBTS TO GUARANTOR. Guarantor agrees that the Indebtedness of Borrower to Lender, whether now existing or hereafter created, shall be superior to any claim that Guarantor may now have or hereafter acquire against Borrower, whether or not Borrower becomes insolvent. Guarantor hereby expressly subordinates any claim Guarantor may have against Borrower, upon any account whatsoever, to any claim that Lender may now or hereafter have against Borrower. In the event of insolvency and consequent liquidation of the assets of Borrower, through bankruptcy, by an assignment for the benefit of creditors, by voluntary liquidation, or otherwise, the assets of Borrower applicable to the payment of the claims of both Lender and Guarantor shall be paid to Lender and shall be first applied by Lender to the Indebtedness of Borrower to Lender. Guarantor does hereby assign to Lender all claims which it may have or acquire against Borrower or against any assignee or trustee in bankruptcy of Borrower; provided however, that such assignment shall be effective only for the purpose of assuring to Lender full payment in legal tender of the Indebtedness. If Lender so requests, any notes or credit agreements now or hereafter evidencing any debts or obligations of Borrower to Guarantor shall be marked with a legend that the same are subject to this Guaranty and shall be delivered to Lender. Guarantor agrees, and Lender is hereby authorized, in the name of Guarantor, from time to time to execute and file financing statements and continuation statements and to execute such other documents and to take such other actions as Lender deems necessary or appropriate to perfect, preserve and enforce its rights under this Guaranty.

MISCELLANEOUS PROVISIONS. The following miscellaneous provisions are a part of this Guaranty:

     Amendments. This Guaranty, together with any Related Documents, constitutes the entire understanding and agreement of the parties as to the matters set forth in this Guaranty. No alteration of or amendment to this Guaranty shall be effective unless given in writing and signed by the party or parties sought to be charged or bound by the alteration or amendment.

     Attorneys' Fees; Expenses. Guarantor agrees to pay upon demand all of Lender's costs and expenses, including Lender's attorneys' fees and Lender's legal expenses, incurred in connection with the enforcement of this Guaranty. Lender may hire or pay someone else to help enforce this Guaranty, and Guarantor shall pay the costs and expenses of such enforcement. Costs and expenses include Lender's attorneys' fees and legal expenses whether or not there is a lawsuit, including attorneys' fees and legal expenses for bankruptcy proceedings (including efforts to modify or vacate any automatic stay or injunction), appeals, and any anticipated post-judgment collection services. Guarantor also shall pay all court costs and such additional fees as may be directed by the court.

     Caption Headings. Caption headings in this Guaranty are for convenience purposes only and are not to be used to interpret or define the provisions of this Guaranty.

     Governing Law. This Guaranty will be governed by, construed and enforced in accordance with federal law and the laws of the State of California. This Guaranty has been accepted by Lender in the State of California.

     Choice of Venue. If there is a lawsuit. Guarantor agrees upon Lender's request to submit to the jurisdiction of the courts of LOS ANGELES.

     Integration. Guarantor further agrees that Guarantor has read and fully understands the terms of this Guaranty; Guarantor has had the opportunity to be advised by Guarantor's attorney with respect to this Guaranty; the Guaranty fully reflects Guarantor's intentions and parol evidence is not required to interpret the terms of this Guaranty. Guarantor hereby indemnifies and holds Lender harmless from all losses, claims, damages, and costs (including Lender's attorneys' fees) suffered or incurred by Lender as a result of any breach by Guarantor of the warranties, representations and agreements of this paragraph.

     Interpretation. In all cases where there is more than one Borrower or Guarantor, then all words used in this Guaranty in the singular shall be deemed to have been used in the plural where the context and construction so require; and where there is more than one Borrower named in this Guaranty or when this Guaranty is executed by more than one Guarantor, the words "Borrower" and "Guarantor" respectively shall mean all and any one or more of them. The words "Guarantor," "Borrower," and "Lender" include the heirs, successors, assigns, and transferees of each of them. If a court finds that any provision of this Guaranty is not valid or should not be enforced, that fact by itself will not mean that the rest of this Guaranty will not be valid or enforced. Therefore, a court will enforce the rest of the provisions of this Guaranty even if a provision of this Guaranty may be found to be invalid or unenforceable. If any one or more of Borrower or Guarantor are corporations, partnerships, limited liability companies, or similar entities, it is not necessary for Lender to inquire into the powers of Borrower or Guarantor or of the officers, directors, partners, managers, or other agents acting or purporting to act on their behalf, and any Loan indebtedness made or created in reliance upon the professed exercise of such powers shall be guaranteed under this Guaranty.

     Notices. Any notice required to be given under this Guaranty shall be given in writing, and, except for revocation notices by Guarantor, shall be effective when actually delivered, when actually received by telefacsimile (unless otherwise required by law), when deposited with a nationally recognized overnight courier, or, if mailed, when deposited in the United States mail, as first class, certified or registered mail postage prepaid, directed to the addresses shown near the beginning of this Guaranty. All revocation notices by Guarantor shall be in writing and shall be effective upon delivery to Lender as provided in the section of this Guaranty entitled "DURATION OF GUARANTY." Any party may change its address for notices under this Guaranty by giving formal written notice to the other parties, specifying that the purpose of the notice is to change the party's address. For notice purposes. Guarantor agrees to keep Lender informed at all times of Guarantor's current address. Unless otherwise provided or required by law, if there is more than one Guarantor, any notice given by Lender to any Guarantor is deemed to be notice given to all Guarantors.

     No Waiver by Lender. Lender shall not be deemed to have waived any rights under this Guaranty unless such waiver is given in writing and signed by Lender. No delay or omission on the part of Lender in exercising any right shall operate as a waiver of such right or any other right. A waiver by Lender of a provision of this Guaranty shall not prejudice or constitute a waiver of Lender's right otherwise to demand strict compliance with that provision or any other provision of this Guaranty. No prior waiver by Lender, nor any course of dealing between Lender and Guarantor, shall constitute a waiver of any of Lender's rights or of any of Guarantor's obligations as to any future transactions. Whenever the consent of Lender is required under this Guaranty, the granting of such consent by Lender in any instance shall not constitute continuing consent to subsequent instances where such consent is required and in all cases such consent may be granted or withheld in the sole discretion of Lender.

     Successors and Assigns. Subject to any limitations stated in this Guaranty on transfer of Guarantor's interest, this Guaranty shall be binding upon and inure to the benefit of the parties, their successors and assigns.

DEFINITIONS. The following capitalized words and terms shall have the following meanings when used in this Guaranty. Unless specifically stated to the contrary, all references to dollar amounts shall mean amounts in lawful money of the United States of America. Words and terms used in the singular shall include the plural, and the plural shall include the singular, as the context may require. Words and terms not otherwise defined in this Guaranty shall have the meanings attributed to such terms in the Uniform Commercial Code:

     Borrower. The word "Borrower" means CREDIT STARTERS, LLC, A CALIFORNIA LIMITED LIABILITY COMPANY, and all other persons and entities signing the
     Note in whatever capacity. Guarantor. The word "Guarantor" means each and every person or entity signing this Guaranty, including without limitation GARY CYPRES.

     Guaranty. The word "Guaranty" means the guaranty from Guarantor to Lender, including without limitation a guaranty of all or part of the Note.

     Indebtedness. The word "Indebtedness" means Borrower's indebtedness to Lender as more particularly described in this Guaranty.

     Lender. The word "Lender" means City National Bank, NA, its successors and assigns.

     Related Documents. The words "Related Documents" mean all promissory notes, credit agreements, loan agreements, environmental agreements, guaranties, security agreements, mortgages, deeds of trust, security deeds, collateral mortgages, and all other instruments, agreements and documents, whether now or hereafter existing, executed in connection with the Indebtedness.

GUARANTOR ACKNOWLEDGES HAVING READ ALL THE PROVISIONS OF THIS COMMERCIAL GUARANTY AND GUARANTOR AGREES TO ITS TERMS. THIS COMMERCIAL GUARANTY IS DATED FEBRUARY 26. 2002.

GUARANTOR:

/s/  Gary Cypres
----------------------------
     Individual

          I(R)city NATIONAL
          BANK

                                    EXHIBIT 1


                           COMMERCIAL PLEDGE AGREEMENT


          Principal       Loan Date      Maturity       Loan No.
          ---------       ---------      --------       --------
         $7,000,000.00   02-26-2002     03-13-2003       42135

          Call/Coll          Account     Officer        Initials
          ---------          -------     -------        --------
                              655534       ST               ST
--------------------------------------------------------------------------------
References in the shaded area are for Lender's use only and do not limit the applicability of this document to any particular loan or item.

Any item above containing "***" has been omitted due to text length limitations.
--------------------------------------------------------------------------------


Borrower:     Credit Starters, LLC, A california limited
              5480 East Ferguson Drive, Third Floor
              Commerce, CA  90022

Grantor:      G.M. Cypres & CO., inc., A delaware
              Corporation
              5480 East Ferguson Drive, Third Floor
              Commerce, CA  90022

Lender:       City National Bank, NA
              Downtown Los Angeles Commercial Banking Center
              #034000-01
              633 West Fifth Street, Tenth Floor
              Los Angeles, CA 90071



THIS COMMERCIAL PLEDGE AGREEMENT dated February 26, 2002, is made and executed among GARY CYPRES ("Grantor"); CREDITSTARTERS, LLC, A CALIFORNIA LIMITED LIABILITY COMPANY ("Borrower"); and City National Bank, NA ("Lender").

GRANT OF SECURITY INTEREST. For valuable consideration. Grantor grants to Lender a security interest in the Collateral to secure theIndebtedness and agrees that Lender shall have the rights stated in this Agreement with respect to the Collateral, in addition to all other rights which Lender may have by law.

COLLATERAL DESCRIPTION. The word "Collateral" as used in this Agreement means all of Grantor's property (however owned if more than one), in the possession of Lender (or in the possession of a third party subject to the control of Lender), whether existing now or later and whether tangible or intangible in character, including without limitation each and all of the following:

     Securities account number COL-002798 at City National Securities, Inc. in the name of Gary Cypres, all financial assets credited to the securities account, all securities entitlements with respect to the financial assets in the securities account, any and all investment property or assets maintained or recorded in the securities account, and all substitutions for, replacements of, and Income and Proceeds or any of the foregoing, and all records relating to any of the foregoing.

In addition, the word "Collateral" includes all of Grantor's property (however owned), in the possession of Lender (or in the possession of a third party subject to the control of Lender), whether now or hereafter existing and whether tangible or intangible in character, including without limitation each of the following:

     (A) AH property to which Lender acquires title or documents of title.

     (B) All property assigned to Lender.

     (C) All promissory notes, bills of exchange, stock certificates, bonds, savings passbooks, time certificates of deposit, insurance policies, and all other instruments and evidences of an obligation.

     (D) All records relating to any of the property described in this Collateral section, whether in the form of a writing, microfilm, microfiche, or electronic media.

     (E) All Income and Proceeds from the Collateral as defined herein.

CROSS-COLLATERALIZATION. In addition to the Note, this Agreement secures all obligations, debts and liabilities, plus interest thereon, of Borrower to Lender, or any one or more of them, as well as all claims by Lender against Borrower or any one or more of them, whether now existing or hereafter arising, whether related or unrelated to the purpose of the Note, whether voluntary or otherwise, whether due or not due, direct or indirect, determined or undetermined, absolute or contingent, liquidated or unliquidated whether Borrower or Grantor may be liable individually or jointly with others, whether obligated as guarantor, surety, accommodation party or otherwise, and whether recovery upon such amounts may be or hereafter may become barred by any statute of limitations, and whether the obligation to repay such amounts may be or hereafter may become otherwise unenforceable.

BORROWER'S WAIVERS AND RESPONSIBILITIES. Except as otherwise required under this Agreement or by applicable law, (A) Borrower agrees that Lender need not tell Borrower about any action or inaction Lender takes in connection with this Agreement; (B) Borrower assumes the responsibility for being and keeping informed about the Collateral; and (C) Borrower waives any defenses that may arise because of any action or inaction of Lender, including without limitation any failure of Lender to realize upon the Collateral or any delay by Lender in realizing upon the Collateral; and Borrower agrees to remain liable under the Note no matter what action Lender takes or fails to take under this Agreement.

GRANTOR'S REPRESENTATIONS AND WARRANTIES. Grantor warrants that: (A) this Agreement is executed at Borrower's request and not at the request of Lender;
(B) Grantor has the full right, power and authority to enter into this Agreement and to pledge the Collateral to Lender; (C) Grantor has established adequate means of obtaining from Borrower on a continuing basis information about Borrower's financial condition; and (D) Lender has made no representation to Grantor about Borrower or Borrower's creditworthiness.

GRANTOR'S WAIVERS. Except as prohibited by applicable law. Grantor waives any right to require Lender to (A) make any presentment, protest, demand, or notice of any kind, including notice of change of any terms of repayment of the Indebtedness, default by Borrower or any other guarantor or surety, any action or nonaction taken by Borrower, Lender, or any other guarantor or surety of Borrower, or the creation of new or additional Indebtedness; (B) proceed against any person, including Borrower, before proceeding against Grantor; (C) proceed against any collateral for the Indebtedness, including Borrower's collateral, before proceeding against Grantor; (D) apply any payments or proceeds received against the Indebtedness in any order; (E) give notice of the terms, time, and place of any sale of any collateral pursuant to the Uniform Commercial Code or any other law governing such sale; (F) disclose any information about the Indebtedness, the Borrower, any collateral, or any other guarantor or surety, or about any action or nonaction of Lender; or (G) pursue any remedy or course of action in Lender's power whatsoever. Grantor also waives any and all rights or defenses arising by reason of (A) any disability or other defense of Borrower, any other guarantor or surety or any other person; (B) the cessation from any cause whatsoever, other than payment in full, of the Indebtedness; (C) the application of proceeds of the Indebtedness bv Borrower for purposes other than the purposes understood and intended bv Grantor and Lender; (D) any act of omission or commission by Lender which directly or indirectly results in or contributes to the discharge of Borrower or any other guarantor or surety, or the Indebtedness, or the loss or release of any collateral by operation of law or otherwise; (E) any statute of limitations in any action under this Agreement or on the Indebtedness; or (F) any modification or change in terms of the Indebtedness, whatsoever, including without limitation, the renewal, extension, acceleration, or other change in the time payment of the Indebtedness is due and any change in the interest rate. Until all Indebtedness is paid in full. Grantor shall have no right of subrogation, and Grantor waives any defense Grantor may have based upon any election of remedies by Lender which limits or destroys Grantor's subrogation rights or Grantor's rights to seek reimbursement from Borrower or any other guarantor or surety, including without limitation, any loss of rights Grantor may suffer by reason of any rights or protections of Borrower in connection with any anti-deficiency laws or other laws limiting or discharging the Indebtedness or Borrower's obligations (including, without limitation. Sections 726, 580b, and 580d of the California Code of Civil Procedure). Until all Indebtedness is paid in full. Grantor waives any right to enforce any remedy Lender may have against Borrower or any other guarantor, surety, or other person, and further. Grantor waives any right to participate in any collateral for the Indebtedness now or hereafter held by Grantor.

REPRESENTATIONS AND WARRANTIES WITH RESPECT TO THE COLLATERAL. Grantor represents and warrants to Lender that: Ownership. Grantor is the lawful owner of the Collateral free and clear of all security interests, liens, encumbrances and claims of others except as disclosed to and accepted by Lender in writing prior to execution of this Agreement.

     Right to Pledge. Grantor has the full right, power and authority to enter into this Agreement and to pledge the Collateral.

     Authority; Binding Effect. Grantor has the full right, power and authority to enter into this Agreement and to grant a security interest in the Collateral to Lender. This Agreement is binding upon Grantor as well as Grantor's successors and assigns, and is legally enforceable in accordance with its terms. The foregoing representations and warranties, and all other representations and warranties contained in this Agreement are and shall be continuing in nature and shall remain in full force and effect until such time as this Agreement is terminated or cancelled as provided herein. No Further Assignment. Grantor has not, and shall not, sell, assign, transfer, encumber or otherwise dispose of any of Grantor's rights in the Collateral except as provided in this Agreement.

     No Defaults. There are no defaults existing under the Collateral, and there are no offsets or counterclaims to the same. Grantor will strictly and promptly perform each of the terms, conditions, covenants and agreements, if any, contained in the Collateral which are to be performed by Grantor.

     No Violation. The execution and delivery of this Agreement will not violate any law or agreement governing Grantor or to which Grantor is a party.

     Financing Statements. Grantor authorizes Lender to file a UCC-1 financing statement, or alternatively, a copy of this Agreement to perfect Lender's security interest. At Lender's request, Grantor additionally agrees to sign all other documents that are necessary to perfect, protect, and continue Lender's security interest in the Property. Grantor will pay all filing fees, title transfer fees, and other fees and costs involved unless prohibited by law or unless Lender is required by law to pay such fees and costs. Grantor irrevocably appoints Lender to execute financing statements and documents of title in Grantor's name and to execute all documents necessary to transfer title if there is a default. Lender may file a copy of this Agreement as a financing statement. If Grantor changes Grantor's name or address, or the name or address of any person granting a security interest under this Agreement changes. Grantor will promptly notify the Lender of such change.

LENDER'S RIGHTS AND OBLIGATIONS WITH RESPECT TO THE COLLATERAL. Lender may hold the Collateral until all Indebtedness has been paid and satisfied. Thereafter Lender may deliver the Collateral to Grantor or to any other owner of the Collateral. Lender shall have the following rights in addition to all other rights Lender may have by law:

     Maintenance and Protection of Collateral. Lender may, but shall not be obligated to, take such steps as it deems necessary or desirable to protect, maintain, insure, store, or care for the Collateral, including paying of any liens or claims against the Collateral. This may include such things as hiring other people, such as attorneys, appraisers or other experts. Lender may charge Grantor for any cost incurred in so doing. When applicable law provides more than one method of perfection of Lender's security interest. Lender may choose the method(s) to be used. If the Collateral consists of stock, bonds or other investment property for which no certificate has been issued. Grantor agrees, at Lender's request, either to request issuance of an appropriate certificate or to give instructions on Lender's forms to the issuer, transfer agent, mutual fund company, or broker, as the case may be, to record on its books or records Lender's security interest in the Collateral.

     Income and Proceeds from the Collateral. Lender may receive all Income and Proceeds and add it to the Collateral. Grantor agrees to deliver to Lender immediately upon receipt, in the exact form received and without commingling with other property, all Income and Proceeds from the Collateral which may be received by, paid, or delivered to Grantor or for Grantor's account, whether as an addition to, in discharge of, in substitution of, or in exchange for any of the Collateral.

     Application of Cash. At Lender's option. Lender may apply any cash, whether included in the Collateral or received as Income and Proceeds or through liquidation, sale, or retirement, of the Collateral, to the satisfaction of the Indebtedness or such portion thereof as Lender shall choose, whether or not matured.

     Transactions with Others. Lender may (1) extend time for payment or other performance, (2) grant a renewal or change in terms or conditions, or (3) compromise, compound or release any obligation, with any one or more Obligors, endorsers, or Guarantors of the Indebtedness as Lender deems advisable, without obtaining the prior written consent of Grantor, and no such act or failure to act shall affect Lender's rights against Grantor or the Collateral.

     All Collateral Secures Indebtedness. All Collateral shall be security for the Indebtedness, whether the Collateral is located at one or more offices or branches of Lender. This will be the case whether or not the office or branch where Grantor obtained Grantor's loan knows about the Collateral or relies upon the Collateral as security.

     Collection of Collateral. Lender at Lender's option may, but need not, collect the Income and Proceeds directly from the Obligors. Grantor authorizes and directs the Obligors, if Lender decides to collect the Income and Proceeds, to pay and deliver to Lender all Income and Proceeds from the Collateral and to accept Lender's receipt for the payments.

     Power of Attorney. Grantor irrevocably appoints Lender as Grantor's attorney-in-fact, with full power of substitution, (a) to demand, collect, receive, receipt for, sue and recover all Income and Proceeds and other sums of money and other property which may now or hereafter become due, owing or payable from the Obligors in accordance with the terms of the Collateral; (b) to execute, sign and endorse any and all instruments, receipts, checks, drafts and warrants issued in payment for the Collateral;
     (c) to settle or compromise any and all claims arising under the Collateral, and in the place and stead of Grantor, execute and deliver Grantor's release and acquittance for Grantor; (d) to file any claim or claims or to take any action or institute or take part in any proceedings, either in Lender's own name or in the name of Grantor, or otherwise, which in the discretion of Lender may seem to be necessary or advisable; and (e) to execute in Grantor's name and to deliver to the Obligors on Grantor's behalf, at the time and in the manner specified by the Collateral, any necessary instruments 01 documents.

     Perfection of Security Interest. Upon Lender's request, Grantor will deliver to Lender any and all of the documents evidencing oi constituting the Collateral. When applicable law provides more than one method of perfection of Lender's security interest. Lender may choose the method(s) to be used. Upon Lender's request. Grantor will sign and deliver any writings necessary to perfect Lender's security interest. Grantor hereby appoints Lender as Grantor's irrevocable attorney-in-fact for the purpose of executing any documents necessary tc perfect, amend, or to continue the security interest granted in this Agreement or to demand termination of filings of other secured parties.

LENDER'S EXPENDITURES. If any action or proceeding is commenced that would materially affect Lender's interest in the Collateral or H Grantor fails to comply with any provision of this Agreement or any Related Documents, including but not limited to Grantor's failure to discharge or pay when due any amounts Grantor is required to discharge or pay under this Agreement or any Related Documents, Lender on Grantor's behalf may (but shall not be obligated to) take any action that Lender deems appropriate, including but not limited to discharging 01 paying all taxes, liens, security interests, encumbrances and other claims, at any time levied or placed on the Collateral and paying all costs for insuring, maintaining and preserving the Collateral. All such expenditures incurred or paid by Lender for such purposes will then bear interest al the rate charged under the Note from the date incurred or paid by Lender to the date of repayment by Grantor. All such expenses will become a part of the Indebtedness and, at Lender's option, will (A) be payable on demand; (B) be added to the balance of the Note and be apportioned among and be payable with any installment payments to become due during either (1) the term of any applicable insurance policy; or (2) the remaining term of the Note; or (C) be treated as a balloon payment which will be due and payable at the Note's maturity. The Agreement also will secure payment of these amounts. Such right shall be in addition to all other rights and remedies to which Lender may be entitled upon Default.

LIMITATIONS ON OBLIGATIONS OF LENDER. Lender shall use ordinary reasonable care in the physical preservation and custody of the Collateral in Lender's possession, but shall have no other obligation to protect the Collateral or its value. In particular, but without limitation, Lender shall have no responsibility for (A) any depreciation in value of the Collateral or for the collection or protection of any Income and Proceeds from the Collateral, (B) preservation of rights against parties to the Collateral or against third persons, (C) ascertaining any maturities, calls, conversions, exchanges, offers, tenders, or similar matters relating to any of the Collateral, or (D) informing Grantor about any of the above, whether or not Lender has or is deemed to have knowledge of such matters. Except as provided above, Lender shall have no liability for depreciation or deterioration of the Collateral.

DEFAULT.  Each of the following shall  constitute an Event of Default under this
Agreement:

     Payment Default. Borrower fails to make any payment when due under the Indebtedness.

     Other Defaults. Borrower or Grantor fails to comply with or to perform any other term, obligation, covenant or condition contained in this Agreement or in any of the Related Documents or to comply with or to perform any term, obligation, covenant orcondition contained in any other agreement between Lender and Borrower or Grantor.

     Default in Favor of Third Parties. Should Borrower or any Grantor default under any loan, extension of credit, security agreement, purchase or sales agreement, or any other agreement, in favor of any other creditor or person that may materially affect any of Borrower's property or Borrower's or any Grantor's ability to repay the Indebtedness or perform their respective obligations under this Agreement or any of the Related Documents.

     False Statements. Any warranty, representation or statement made or furnished to Lender by Borrower or Grantor or on Borrower's or Grantor's behalf under this Agreement or the Related Documents is false or misleading in any material respect, either now or at the time made or furnished or becomes false or misleading at any time thereafter.

     Defective Collateralization. This Agreement or any of the Related Documents ceases to be in full force and effect (including failure of any collateral document to create a valid and perfected security interest or lien) at any time and for any reason.

     Death or Insolvency. The death of Borrower or Grantor or the dissolution or termination of Borrower's or Grantor's existence as a going business, the insolvency of Borrower or Grantor, the appointment of a receiver for any part of Borrower's or Grantor's property, any assignment for the benefit of creditors, any type of creditor workout, or the commencement of any proceeding under any bankruptcy or insolvency laws by or against Borrower or Grantor.

     Creditor or Forfeiture Proceedings. Commencement of foreclosure or forfeiture proceedings, whether by judicial proceeding, self-help, repossession or any other method, by any creditor of Borrower or Grantor or by any governmental agency against any collateral securing the Indebtedness. This includes a garnishment of any of Borrower's or Grantor's accounts, including deposit accounts, with Lender. However, this Event of Default shall not apply if there is a good faith dispute by Borrower or Grantor as to the validity or reasonableness of the claim which is the basis of the creditor or forfeiture proceeding and if Borrower or Grantor gives Lender written notice of the creditor or forfeiture proceeding and deposits with Lender monies or a surety bond for the creditor or forfeiture proceeding, in an amount determined by Lender, in its sole discretion, as being an adequate reserve or bond for the dispute.

     Events Affecting Guarantor. Any of the preceding events occurs with respect to Guarantor of any of the Indebtedness or Guarantor dies or becomes incompetent or revokes or disputes the validity of, or liability under, any Guaranty of the Indebtedness.

     Adverse Change. A material adverse change occurs in Borrower's or Grantor's financial condition, or Lender believes the prospect of payment or performance of the Indebtedness is impaired.

     Insecurity. Lender in good faith believes itself insecure.

RIGHTS AND REMEDIES ON DEFAULT. If an Event of Default occurs under this Agreement, at any time thereafter. Lender may exercise any one or more of the following rights and remedies:

     Accelerate Indebtedness. Declare all Indebtedness, including any prepayment penalty which Borrower would be required to pay, immediately due and payable, without notice of any kind to Borrower or Grantor.

     Collect the Collateral. Collect any of the Collateral and, at Lender's option and to the extent permitted by applicable law, retain possession of the Collateral while suing on the Indebtedness.

     Sell the Collateral. Sell the Collateral, at Lender's discretion, as a unit or in parcels, at one or more public or private sales. Unless the Collateral is perishable or threatens to decline speedily in value or is of a type customarily sold on a recognized market. Lender shall give or mail to Grantor, and other persons as required by law, notice at least ten (10) days in advance of the time and place of any public sale, or of the time after which any private sale may be made. However, no notice need be provided to any person who, after an Event of Default occurs, enters into and authenticates an agreement waiving that person's right to notification of sale. Grantor agrees that any requirement of reasonable notice as to Grantor is satisfied if Lender mails notice by ordinary mail addressed to Grantor at the last address Grantor has given Lender in writing. If a public sale is held, there shall be sufficient compliance with all requirements of notice to the public by a single publication in any newspaper of general circulation in the county where the Collateral is located, setting forth the time and place of sale and a brief description of the property to be sold. Lender may be a purchaser at any public sale.

     Sell Securities. Sell any securities included in the Collateral in a manner consistent with applicable federal and state securities laws. If, because of restrictions under such laws. Lender is unable, or believes Lender is unable, to sell the securities in an open market transaction, Grantor agrees that Lender will have no obligation to delay sale until the securities can be registered. Then Lender may make a private sale to one or more persons or to a restricted group of persons, even though such sale may result in a price that is less favorable than might be obtained in an open market transaction. Such a sale will be considered commercially reasonable. If any securities held as Collateral are "restricted securities" as defined in the Rules of the Securities and Exchange Commission (such as Regulation D or Rule 144) or the rules of state securities departments under state "Blue Sky" laws, or if Grantor or any other owner of the Collateral is an affiliate of the issuer of the securities. Grantor agrees that neither Grantor, nor any member of Grantor's family, nor any other person signing this Agreement will sell or dispose of any securities of such issuer without obtaining Lender's prior written consent.

     Rights and Remedies with Respect to Investment Property, Financial Assets and Related Collateral. In addition to other rights and remedies granted under this Agreement and under applicable law. Lender may exercise any or all of the following rights and remedies: (1) register with any issuer or broker or other securities intermediary any of the Collateral consisting of investment property or financial assets (collectively herein, "investment property") in Lender's sole name or in the name of Lender's broker, agent or nominee; (2) cause any issuer, broker or other securities intermediary to deliver to Lender any of the Collateral consisting of securities, or investment property capable of being delivered; (3) enter into a control agreement or power of attorney with any issuer or securities intermediary with respect to any Collateral consisting of investment property, on such terms as Lender may deem appropriate, in its sole discretion, including without limitation, an agreement granting to Lender any of the rights provided hereunder without further notice to or consent by Grantor; (4) execute any such control agreement on Grantor's behalf and in Grantor's name, and hereby irrevocably appoints Lender as agent and attorney-in-fact, coupled with an interest, for the purpose of executing such control agreement on Grantor's behalf; (5) exercise any and all rights of Lender under any such control agreement or power of attorney; (6) exercise any voting, conversion, registration, purchase, option, or other rights with respect to any Collateral; (7) collect, with or without legal action, and issue receipts concerning any notes, checks, drafts, remittances or distributions that are paid or payable with respect to any Collateral consisting of investment property. Any control agreement entered with respect to any investment property shall contain the following provisions, at Lender's discretion. Lender shall be authorized to instruct the issuer, broker or other securities intermediary to take or to refrain from taking such actions with respect to the investment property as Lender may instruct, without further notice to or consent by Grantor. Such actions may include without limitation the issuance of entitlement orders, account instructions, general trading or buy or sell orders, transfer and redemption orders, and stop loss orders. Lender shall be further entitled to instruct the issuer, broker or securities intermediary to sell or to liquidate any investment property, or to pay the cash surrender or account termination value with respect to any and all investment property, and to deliver all such payments and liquidation proceeds to Lender. Any such control agreement shall contain such authorizations as are necessary to place Lender in "control" of such investment collateral, as contemplated under the provisions of the Uniform Commercial Code, and shall fully authorize Lender to issue "entitlement orders" concerning the transfer, redemption, liquidation or disposition of investment collateral, in conformance with the provisions of the Uniform Commercial Code.

     Foreclosure. Maintain a judicial suit for foreclosure and sale of the Collateral.

     Transfer Title. Effect transfer of title upon sale of all or part of the Collateral. For this purpose. Grantor irrevocably appoints Lender as Grantor's attorney-in-fact to execute endorsements, assignments and instruments in the name of Grantor and each of them (if more than one) as shall be necessary or reasonable.

     Other Rights and Remedies. Have and exercise any or all of the rights and remedies of a secured creditor under the provisions of the Uniform Commercial Code, at law, in equity, or otherwise.

     Application of Proceeds. Apply any cash which is part of the Collateral, or which is received from the collection or sale of the Collateral, to reimbursement of any expenses, including any costs for registration of securities, commissions incurred in connection with a sale, attorneys' fees and court costs, whether or not there is a lawsuit and including any fees on appeal, incurred by Lender in connection with the collection and sale of such Collateral and to the payment of the Indebtedness of Borrower to Lender, with any excess funds to be paid to Grantor as the interests of Grantor may appear. Borrower agrees, to the extent permitted by law, to pay any deficiency after application of the proceeds of the Collateral to the Indebtedness.

     Election of Remedies. Except as may be prohibited by applicable law, all of Lender's rights and remedies, whether evidenced by this Agreement, the Related Documents, or by any other writing, shall be cumulative and may be exercised singularly or concurrently. Election by Lender to pursue any remedy shall not exclude pursuit of any other remedy, and an election to make expenditures or to take action to perform an obligation of Grantor under this Agreement, after Grantor's failure to perform, shall not affect Lender's right to declare a default and exercise its remedies.

MISCELLANEOUS PROVISIONS. The following miscellaneous provisions are a part of this Agreement:

     Amendments. This Agreement, together with any Related Documents, constitutes the entire understanding and agreement of the parties as to the matters set forth in this Agreement. No alteration of or amendment to this Agreement shall be effective unless given in writing and signed by the party or parties sought to be charged or bound by the alteration or amendment.

     Attorneys' Fees; Expenses. Grantor agrees to pay upon demand all of Lender's costs and expenses, including Lender's attorneys' fees and Lender's legal expenses, incurred in connection with the enforcement of this Agreement. Lender may hire or pay someone else to help enforce this Agreement, and Grantor shall pay the costs and expenses of such enforcement. Costs and expenses include Lender's attorneys' fees and legal expenses whether or not there is a lawsuit, including attorneys' fees and legal expenses for bankruptcy proceedings (including efforts to modify or vacate any automatic stay or injunction), appeals, and any anticipated post-judgment collection services. Grantor also shall pay all court costs and such additional fees as may be directed by the court. Caption Headings.

     Caption headings in this Agreement are for convenience purposes only and are not to be used to interpret or define the provisions of this Agreement.

     Governing Law. This Agreement will be governed by, construed and enforced in accordance with federal law and the laws of the State of California. This Agreement has been accepted by Lender in the State of California.

     Choice of Venue. If there is a lawsuit, Grantor agrees upon Lender's request to submit to the jurisdiction of the courts of LOS ANGELES County, State of California.

     Joint and Several Liability. All obligations of Borrower and Grantor under this Agreement shall be joint and several, and all references to Grantor shall mean each and every Grantor, and all references to Borrower shall mean each and every Borrower. This means that each Borrower and Grantor signing below is responsible for all obligations in this Agreement.

     No Waiver by Lender. Lender shall not be deemed to have waived any rights under this Agreement unless such waiver is given in writing and signed by Lender. No delay or omission on the part of Lender in exercising any right shall operate as a waiver of such right or any other right. A waiver by Lender of a provision of this Agreement shall not prejudice or constitute a waiver of Lender's right otherwise to demand strict compliance with that provision or any other provision of this Agreement. No prior waiver by Lender, nor any course of dealing between Lender and Grantor, shall constitute a waiver of any of Lender's rights or of any of Grantor's obligations as to any future transactions. Whenever the consent of Lender is required under this Agreement, the granting of such consent by Lender in any instance shall not constitute continuing consent to subsequent instances where such consent is required and in all cases such consent may be granted or withheld in the sole discretion of Lender.

     Preference Payments. Any monies Lender pays because of an asserted preference claim in Borrower's or Grantor's bankruptcy will become a part of the Indebtedness and, at Lender's option, shall be payable by Borrower and Grantor as provided in this Agreement.

     Notices. Any notice required to be given under this Agreement shall be given in writing, and shall be effective when actually delivered, when actually received by telefacsimile (unless otherwise required by law), when deposited with a nationally recognized overnight courier, or, if mailed, when deposited in the United States mail, as first class, certified or registered mail postage prepaid, directed to the addresses shown near the beginning of this Agreement. Any party may change its address for notices under this Agreement by giving formal written notice to the other parties, specifying that the purpose of the notice is to change the party's address. For notice purposes. Grantor agrees to keep Lender informed at all times of Grantor's current address. Unless otherwise provided or required by law, if there is more than one Grantor, any notice given by Lender to any Grantor is deemed to be notice given to all Grantors.

     Waiver of Co-Obligor's Rights. If more than one person is obligated for the Indebtedness, Grantor irrevocably waives, disclaims and relinquishes all claims against such other person which Grantor has or would otherwise have by virtue of payment of the Indebtedness or any part thereof, specifically including but not limited to all rights of indemnity, contribution or exoneration.

     Severability. If a court of competent jurisdiction finds any provision of this Agreement to be illegal, invalid, or unenforceable as to any circumstance, that finding shall not make the offending provision illegal, invalid, or unenforceable as to any other circumstance. If feasible, the offending provision shall be considered modified so that it becomes legal, valid and enforceable. If the offending provision cannot be so modified, it shall be considered deleted from this Agreement. Unless otherwise required by law, the illegality, invalidity, or unenforceability of any provision of this Agreement shall not affect the legality, validity or enforceability of any other provision of this Agreement.

     Successors and Assigns. Subject to any limitations stated in this Agreement on transfer of Grantor's interest, this Agreement shall be binding upon and inure to the benefit of the parties, their successors and assigns. If ownership of the Collateral becomes vested in a person other than Grantor, Lender, without notice to Grantor, may deal with Grantor's successors with reference to this Agreement and the Indebtedness by way of forbearance or extension without releasing Grantor from the obligations of this Agreement or liability under the Indebtedness.

     Time is of the Essence. Time is of the essence in the performance of this Agreement.

DEFINITIONS. The following capitalized words and terms shall have the following meanings when used in this Agreement. Unless specifically stated to the contrary, all references to dollar amounts shall mean amounts in lawful money of the United States of America. Words and terms used in the singular shall include the plural, and the plural shall include the singular, as the context may require. Words and terms not otherwise defined in this Agreement shall have the meanings attributed to such terms in the Uniform Commercial Code:

     Agreement. The word "Agreement" means this Commercial Pledge Agreement, as this Commercial Pledge Agreement may be amended or modified from time to time, together with all exhibits and schedules attached to this Commercial Pledge Agreement from time to time.

     Borrower. The word "Borrower" means CREDIT STARTERS, LLC, A CALIFORNIA LIMITED LIABILITY COMPANY, and all other persons and entities signing the
     Note in whatever capacity.

     Collateral. The word "Collateral" means all of Grantor's right, title and interest in and to all the Collateral as described in the Collateral Description section of this Agreement.

     Default. The word "Default" means the Default set forth in this Agreement in the section titled "Default".

     Event of Default. The words "Event of Default" mean any of the events of default set forth in this Agreement in the default section of this Agreement.

     Grantor. The word "Grantor" means GARY CYPRES.

     Guarantor.   The  word  "Guarantor"   means  any  guarantor,   surety,   or
     accommodation party of any or all of the Indebtedness.

     Guaranty. The word "Guaranty" means the guaranty from Guarantor to Lender, including without limitation a guaranty of all or part of the Note.

     Income and Proceeds. The words "Income and Proceeds" mean all present and future income, proceeds, earnings, increases, and substitutions from or for the Collateral of every kind and nature, including without limitation all payments, interest, profits, distributions, benefits, rights, options, warrants, dividends, stock dividends, stock splits, stock rights, regulatory dividends, subscriptions, monies, claims for money due and to become due, proceeds of any insurance on the Collateral, shares of stock of different par value or no par value issued in substitution or exchange for shares included in the Collateral, and all other property Grantor is entitled to receive on account of such Collateral, including accounts, documents, instruments, chattel paper, and general intangibles.

     Indebtedness. The word "Indebtedness" means the indebtedness evidenced by the Note or Related Documents, including all principal and interest together with all other indebtedness and costs and expenses for which Borrower is responsible under this Agreement or under any of the Related Documents.

     Lender. The word "Lender" means City National Bank, NA, its successors and assigns.

     Note. The word "Note" means the Note executed bv Borrower in the principal amount of $7.000.000.00 dated February 26. 2002, together with all renewals of, extensions of, modifications of, refinancings of, consolidations of, and substitutions for the note or credit agreement.

     Obligor. The word "Obligor" means without limitation any and all persons obligated to pay money or to perform some other act under the Collateral.

     Property. The word "Property" means all of Grantor's right, title and interest in and to all the Property as described in the "Collateral Description" section of this Agreement.

     Related Documents. The words "Related Documents" mean all promissory notes, credit agreements, loan agreements, environmental agreements, guaranties, security agreements, mortgages, deeds of trust, security deeds, collateral mortgages, and all other instruments, agreements and documents, whether now or hereafter existing, executed in connection with the Indebtedness.

     BORROWER AND GRANTOR HAVE READ AND UNDERSTOOD ALL THE PROVISIONS OF THIS COMMERCIAL PLEDGE AGREEMENT AND AGREE TO ITS TERMS. THIS AGREEMENT IS DATED FEBRUARY 26, 2002.

GRANTOR:


X   /s/ Gary Cypres
GARY'CYPRES, Individually

BORROWER:


CREDIT STARTERS, LLC, A CALIFORNIA LIMITED LIABILITY COMPANY

/s/     Gary Cypres
-------------------
GARY CYPRES, Managing Member of CREDITSTARTERS, LLC,
A CALIFORNIA LIMITED LIABILITYCOMPANY

                                    EXHIBIT 1
        ADDENDUM TO COMMERCIAL PLEDGE AGREEMENTFOR STOCK/BOND COLLATERAL

This Addendum is attached to, incorporated into, and supersedes any inconsistent provisions of, the Commercial Pledge Agreement of even date herewith, between City National Bank ("CNB"), as the Lender, the undersigned Borrower(s) and, if a third party hypothecation, the undersigned Grantor(s) (the "Agreement").

     1. Definitions. All terms used in the Addendum are defined in the Agreement, unless defined below.


                                           Advance             Maintenance
 Collateral                                 Value                Value
 ----------                                 -----                -----



I. "Margin stock" (as defined in Federal Reserve Board
Regulation U, as amended from time to time)



A) Loan not governed by Reg. U:

Price Per Share*


$5.00 or more                               60%                 70%



less than $5.00                        Not Eligible         Not Eligible

B) Loan governed by Reg. U:


Price Per Share'

$5.00 or more                               50%                 70%


less than $5.00                         Not Eligible        Not Eligible


II. Real Estate Investment Trusts, Closed-End Mutual Funds,
Exchange Traded Funds, Open-End Mutual Funds (other than
Money Market Funds) and Unit Investment Trusts


A) Loan not governed by Reg. U:


Price Per Share1


$5.00 or more                               60%                 70%


less than $5.00                          Not Eligible        Not Eligible


B) Loan governed by Reg. U:


Price Per Share1


$5.00 or more                               50%                 70%


less than $5.00                          Not Eligible        Not Eligible




655534.42135.Addendum.RD
                                                                             -1-

                                          Advance           Maintenance
 Collateral                                Value               Value
 ----------                                -----               -----


II. Obligations of the U.S. Government

A) U.S. Treasury bills, bonds or notes maturing in one year
or less.                                    95%                   95%


B) U.S. Treasury bonds or notes maturing more than one year
but not more than 5 years.                  90%                   95%


C) U.S. Treasury bonds or notes maturing in more than 5
years.                                      80%                   95%


III. Obligations of Municipalities, any State, U.S. territory or
commonwealth                                80%                   85%


IV. Commercial Paper2                       90%                   90%


V. Banker's Acceptances3                    90%                   90%


VI. Convertible Corporate Bonds4


A) Loan not governed by Reg. U              60%                   70%

B) Loan governed by Reg. U                  50%                   60%


VII. Non-Convertible Corporate Bonds, Mortgage-Backed
Securities and Asset-Backed Securities4
                                            80%                   85%

VIII. Any of the foregoing held with a Third Party Broker (Other than City National Securities, Inc.)
                                            40%                   40%

1 Price Per Share refers to the price per share of a security as of the date of CNB loan approval or, if the particular Collateral security is subsequently added to a City National Investments or City National Securities, Inc ..investment account, then to the price per share of the security as of the date it is added to the investment account.

2 To be eligible as Collateral, the commercial paper must be third-rate (P3/A3) or higher by a nationally recognized rating agency such as Moody's or Standard & Poor's.

3 To be eligible as Collateral, the bank creating the banker's acceptance(s) must have a short term rating of P-1 by Moody's, or A-1+ or A-l by Standard & Poor's.

4 To be eligible as Collateral, the bonds, mortgage-backed securities and asset-backed securities must be sixth-rated (A2/A) or higher by a nationally recognized rating agency such as Moody's or Standard & Poor's.


     2. Maximum Loan Value.

     2.1 In the event that all or any portion of the principal amount secured hereby is undisbursed, Borrower agrees that such amount will not be disbursed if, as a result of such disbursement, the total outstanding principal amount secured hereby would exceed the total Advance Value of all collateral in which a security interest is granted hereby.

     2.2 Borrower and Owner agree that in the event that the total of (i) all outstanding principal amounts secured hereby, and (ii) all undisbursed amounts that CNB has committed to lend to Borrower secured hereby, exceeds the total Maintenance Value of all collateral in which a security interest is granted hereby at any time while the Agreement remains in effect. Borrower will promptly either (a) reduce the outstanding principal amount secured hereby, or (b) provide additional collateral of the kind described above acceptable to CNB, in either case such that the total of (i) and (ii) above, does not thereafter exceed the Advance Value of such collateral.

     2.3 In the event Paragraph 2.2 is not satisfied at any time, such failure will constitute a default with respect to all obligations secured hereby, entitling CNB without notice to exercise all remedies available in the Agreement or any note, credit agreement or other instrument secured hereby for non-performance thereof, including but not limited to the right to accelerate the maturity of any outstanding indebtedness secured hereby and the right to refuse to make any further advances secured hereby. Any such default will continue notwithstanding the subsequent satisfaction of Paragraph 2.2.

Dated: February 26, 2002                   Borrower:

                                           Credit Starters, LLC, a
                                           California limited liability company



                                            By:    /s/    Gary Cypres
                                                 -------------------------
                                                 Gary Cypres, Managing Member

                                          Grantor:


                                          By:     /s/   Gary Cypres
                                                --------------------------
                                                 Gary Cypres

                             EXHIBIT 1
                         IRREVOCABLE STOCK OR BOND POWER


FOR VALUE RECEIVED, the undersigned hereby sell, assign and transfer____________

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Please insert Social Security or Taxpayer I.D.
Number______________________


FOR STOCKS, COMPLETE THIS PORTION: _________ share(s) of the __________ stock of
--------------------------------------------------------------------------------
represented by Certificate No. ____________________________, standing in the name of the undersigned on the books of the Company.


FOR BONDS, COMPLETE THIS PORTION: ______________ bond(s) of _________________________________________ in the principal amount of
$______________,  No._____________________________,  standing in the name of the undersigned on the books of said Company.


The undersigned hereby irrevocably constitute and appoint
_______________________________ attorney to transfer the above stock or bond, as the case may be, on the books of said Company, with full power of substitution in the premises.


Dated


SIGNATURE(S) GUARANTEED BY:


Signature By:/s/ Gary Cypres
          ----------------------------
           Gary Cypres







                           IMPORTANT - READ CAREFULLY







The signature(s) must correspond with the name(s) as written upon the face of the certificate or bond in every particular without alteration or enlargement or any change whatever, and must beguaranteed by a bank or registered securities dealer.

                                    EXHIBIT 1






                BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM Statement of Purpose for an Extension of Credit Secured By Margin Stock
                           (Federal Reserve Form U-1)


                    _________City National Bank, NA_________
                                  Name of Bank




This report is required bylaw (15 U.S.C. 78g and 78w; 12 CFR 221)

The Federal Reserve may not conduct or sponsor, and an organization (or a person) is not required to respond to, a collection of information unless it displays a currently valid 0MB control number.

Public reporting burden for this collection of information is estimated to average 4.2 minutes (0.07 hours) per response, including the time for searching existing data sources, gathering and maintaining the data needed, completing and reviewing the collection of information. Send comments regarding this including suggestins for reducing this burden, to Secretary. Board of Governors of the Federal Reserve System, 20lh and C Streets, N.W., Washington, D.C. 20551; and to the Office of Management and Budget, Paperwork ReductionProject 17100-0115), Washington, D.C. 20503.

INSTRUCTIONS 1. This form must be completed when a bank extends credit in excess of $100,000 secured directly or indirectly, in whole or in part, by any margin stock. 2. The term "margin stock" is defined in Regulation L) (12 CFR 221) and includes, principally: (1) stocks that are registered on a national securities exchange or that are on the Federal Reserve Board's List of Marginable OTC Stocks; (2) debt securities (bonds) that are convertible into margin stocks; (3) any over-the-counter security designated as qualified for trading in the National Market System under a designation plan approved by the Securities and Exchange Commission (NMS security); and (4) shares of most mutual funds, unless 95 per cent of the assets of the fund are continuously invested in U.S. government, agency, state, or municipal obligations.

3. Please print or type (if space is inadequate, attach separate sheet).


PART I To be completed by borrower(s)

1. What is the amount of the credit being extended?     $7,000,000

2. Will any part of this credit be used to purchase or carry margin stock? [X] Yes [ ] No

If the answer is "no", describe the specific purpose of the credit.________________________________________________________________________

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

I (We) have read this form and certify that to the best of my (our) knowledge and belief the information given is true, accurate, and complete, and that the margin stock and any other securities collateralizing this credit are authentic, genuine, unaltered, and not stolen, forged, or counterfeit.


Signed:

By: /s/  Gary Cypres
-------------------------
Borrower's Signature              Date
Gary Cypres
Print or Type Name
                    This form should not be signed if blank.

A borrower who falsely certifies the purpose of a credit on this form or otherwise willfully or intentionally evades the provisions of Regulation U will also violate Federal Reserve Regulation X, "Borrowers Who Obtain Securities Credit."

                                  EXHIBIT 1
                      SECURITIES ACCOUNT CONTROL AGREEMENT

This Securities Account Control Agreement (this "Agreement") is entered into as of February 26, 2002, by and among Gary Cypres ("Customer"), City National Securities, Inc., a California corporation ("Intermediary"), and City National Bank, a national banking association ("Secured Party").

                                    RECITALS

     A. Customer is opening and will maintain that certain Account No. COL-002801 in the name Gary Cypres., (the "Securities Account") with Intermediary pursuant to an agreement between Intermediary and Customer (the "Account Agreement") and Customer has granted to Secured Party a security interest in the Securities Account and all financial assets and other property now or at any time hereafter held in the Securities Account.

     B. Secured Party, Customer and Intermediary have agreed to enter into this Agreement to perfect Secured Party's security interests in the Collateral, as defined below.

     NOW, THEREFORE, in consideration of their mutual covenants and promises, the parties agree as follows:

     1. Definitions. As used herein

     a. The term "Collateral" shall mean (i) the Securities Account, (ii) all financial assets credited to the Securities Account, (iii) all security entitlements with respect to the financial assets credited to the Securities Account, (iv) any and all other investment property or assets maintained or recorded in the Securities Account, and (v) all substitutions for, and proceeds of the sale or other disposition of, any of the foregoing, including without limitation, cash proceeds. The parties expressly agree that the Securities Account is a "securities account" as such term is defined in Section 8501(a) of the Code, as defined below.

     b. The terms "investment property," "entitlement order," "financial asset" and "security entitlement" shall have the respective meanings set forth in the Code. The parties hereby expressly agree that all property, including without limitation, cash, certificates of deposit and mutual funds, at any time held in the Securities Account is to be treated as a "financial asset."

     c. The term "Code" shall mean the Uniform Commercial Code of the State of California.

     2. Agreement for Control. Intermediary is authorized by Customer and agrees to honor and comply with all entitlement orders originated by Secured Party with respect to the Securities Account, and all other requests and instructions from Secured Party regarding disposition and/or delivery of the Collateral, without further consent or direction from Customer or any other party.

     3. Customer's Rights With Respect to the Collateral.

     a. Until Intermediary is notified otherwise by Secured Party: (i) Customer is authorized to give to Intermediary, and Intermediary is authorized to honor from Customer, any instructions with respect to the selection of the investments in the Securities Account and the trading in connection therewith; and (ii) Intermediary may distribute to Customer only that portion of the Collateral which consists of interest and/or cash dividends earned on financial assets maintained in the Securities Account.

     b. Without Secured Party's prior written consent, except to the extent permitted in Section 3.a. above: (i) neither Customer nor any other party may withdraw, transfer, trade, redeem, liquidate or otherwise dispose of any Collateral in the Securities Account, and (ii) Intermediary shall not comply with any entitlement order or other order or instruction given by Customer or any other party (other than Secured Party) with respect to the Collateral in the Securities Account.

     c. Upon receipt of either written or oral notice from Secured Party, Intermediary shall (i) promptly cease complying with entitlement orders and other instructions concerning the Collateral, including the Securities Account, from Customer and all other parties (other than Secured Party), and (ii) not make any further distributions of any of the Collateral to Customer or any other party (other than Secured Party), nor permit any further voluntary changes in the financial assets.

4.      Intermediary's Representations, Warranties and Covenants.

     a. Intermediary represents and warrants to Secured Party that: (i) the Securities Account is maintained with Intermediary solely in Customer's name as specified in Recital A above; (ii) the Securities Account is a cash account and Intermediary will not advance any margin or other credit to Debtor nor hypothecate any financial assets carried in the Account; and (iii) Intermediary has no knowledge of any claim to, security interest in or lien upon any of the Collateral, except (x) the security interests in favor of Secured Party and (y) Intermediary's liens securing fees and charges, or payment for open trade commitments, as described in Section 4.b. below.

     b. Intermediary agrees that any claim to, security interest in, lien upon, or right of offset with respect to, any of the Collateral which Intermediary now has or at any time hereafter acquires shall be junior and subordinate to the security interests of Secured Party in the Collateral, except for Intermediary's liens securing: (i) fees and charges owed by Customer with respect to the operation and maintenance of the Securities Account; and (ii) payment owed to Intermediary for open trade commitments for purchases in and for the Securities Account, if such purchases are permitted hereunder.

     5. Agreement of Intermediary and Customer: Intermediary and Customer agree that:

     a. Intermediary shall flag its books, records and systems to reflect Secured Party's security interests in the Collateral, and shall provide notice thereof to any party making inquiry as to Customer's accounts with Intermediary to whom or which Intermediary is legally required to provide information.

     b. Intermediary shall send copies of all statements relating to the Securities Account simultaneously to Customer and Secured Party. Such statements shall be sent to Customer and Secured Party at the address for each set forth in this Agreement.

     c. Intermediary shall promptly notify Secured Party if any other party asserts any claim to, security interest in or lien upon any of the Collateral, and Intermediary shall not enter into any control, custodial or other similar agreement with any other party that would create or acknowledge the existence of any such other claim, security interest or lien. upon any of the Collateral.

     d. Without Secured Party's prior written consent. Intermediary shall not change the name or account number of the Securities Account. Customer agrees that Secured Party may change the name of the Securities Account to "City National Bank, as secured party, for the benefit of Customer" or similar name.

     e. Neither Intermediary nor Customer shall terminate the Account Agreement without giving thirty (30) days' prior written notice to Secured Party.

6.      Miscellaneous.

     a. This Agreement shall not create any obligation or duty of Intermediary except as expressly set forth herein.

     b. As to the matters specifically the subject of this Agreement, in the event of any conflict between this Agreement and the Account Agreement or any other agreement between Intermediary and Customer, the terms of this Agreement shall control.

     c All notices, requests and demands which any party is required or may desire to give to any other party under any provision of this Agreement must be in writing (unless otherwise specifically provided) and delivered to each party at the following address or facsimile number:

"Intermediary"               City National Securities, Inc.
                             400 North Roxbury Drive, 6th Floor
                             Beverly Hills, California 90210




"Customer"                   Gary Cypres
                             5480 East Ferguson Drive, Third Floor
                             Commerce, Ca. 90022

"Secured Party"              City National Bank
                             Downtown Los Angeles CBC #034
633 West Fifth Street, tenth Floor
Los Angeles, Ca. 90071


or to such other address or facsimile number as any party may designate by written notice to all other parties. Each such notice, request and demand shall be deemed given or made as follows: (i) if sent by hand delivery, upon delivery;
(ii) if sent by facsimile, upon receipt; and (iii) if sent by mail, upon the earlier of the date of receipt or three (3) days after deposit in the U.S. mail, first class and postage prepaid.

     d. The prevailing party in the prosecution of defense of any action arising out of this Agreement, including any action for declaratory relief, shall be reimbursed by the party whose course of action necessitated such prosecution or defense for all costs and expenses, including reasonable attorneys' fees (to include outside counsel fees and all allocated costs of the prevailing party's in- house counsel), expended or incurred by the prevailing party in connection therewith, whether incurred at the trial or appellate level, in an arbitration proceeding, bankruptcy proceeding or otherwise. e. This Agreement shall be binding upon and inure to the benefit of the heirs, executors, administrators, legal representatives, successors and assigns of the parties; provided however, that Intermediary may not assign its obligations hereundei without Secured Party's prior written consent. This Agreement may be amended or modified only in writing signed by all parties hereto.

     f. This Agreement shall terminate upon: (i) receipt by Intermediary of written notice from Secured Party expressly stating that Secured Party no longer claims any security interest in the Collateral; or (ii) termination of the Account Agreement pursuant to Section 5.e. hereof and Intermediary's delivery of all Collateral to Secured Party or its designee in accordance with Secured Party's written instructions.

     g. This Agreement shall be governed by and construed in accordance with the laws of the State of California. This Agreement may be executed in any number of counterparts which, when taken together, shall constitute but one agreement.

     IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first set forth above.

"Intermediary"                          City National Securities, Inc.
                                        a California Coporation
                                        By:   /s/ Joseph Lakritz
                                        ------------------------
                                        Its: Vice President


"Customer"                              By: /s/   Gary Cypres
                                        ---------------------

"Secured Party"                         City National Bank,
                                        a national banking association
                                        By: /s/  Steve Tsoflias
                                        -----------------------
                                        Its: Vice President

                                    EXHIBIT 2
                                 PROMISSORY NOTE


$7,000,000.00                                           Date:  February 27, 2002

For value received, the undersigned Gary Cypres (the "Borrower"), at 5480 Ferguson Drive, 3rd Floor, Commerce, California 90022, promises to pay to the order of Credit Starters LLC, (the "Lender"), at 5480 Ferguson Drive, 3rd Floor, Commerce, California 90022, (or at such other place as the Lender may designate in writing) the sum of $7,000,000.00 with interest from February 27, 2002, on the unpaid principal at the rate of 4.75% per annum.

The unpaid principal and accrued interest shall be payable in full on April 01, 2003 (the "Due Date").

All payments on this Note shall be applied first in payment of accrued interest and any remainder in payment of principal.

If any payment obligation under this Note is not paid when due, the remaining unpaid principal balance and any accrued interest shall become due immediately at the option of the Lender.

The Borrower reserves the right to prepay this Note (in whole or in part) prior to the Due Date with no prepayment penalty.

If any payment obligation under this Note is not paid when due, the Borrower promises to pay all costs of collection, including reasonable attorney fees, whether or not a lawsuit is commenced as part of the collection process.

If any of the following events of default occur, this Note and any other obligations of the Borrower to the Lender, shall become due immediately, without demand or notice:

     1) the failure of the Borrower to pay the principal and any accrued interest in full on or before the Due Date;

     2)  the death of the Borrower or Lender;

     3) the filing of bankruptcy proceedings involving the Borrower as a debtor;

     4) the application for the appointment of a receiver for the Borrower;

     5) the making of a general assignment for the benefit of the Borrower's creditors;

     6)  the insolvency of the Borrower;

     7) a misrepresentation by the Borrower to the Lender for the purpose of obtaining or extending credit.

If any one or more of the provisions of this Note are determined to be unenforceable, in whole or in part, for any reason, the remaining provisions shall remain fully operative.

All payments of principal and interest on this Note shall be paid in the legal currency of the United States. The Borrower waives presentment for payment, protest, and notice of protest and nonpayment of this Note.

No renewal or extension of this Note, delay in enforcing any right of the Lender under this Note, or assignment by Lender of this Note shall affect the liability or the obligations of the Borrower. All rights of the Lender under this Note are cumulative and may be exercised concurrently or consecutively at the Lender's option.

This Note shall be construed in accordance with the laws of the State of California.

Signed this 27th day of February, 2002, at 5480 Ferguson Drive, Commerce, California 90022.


Borrower:
Gary Cypres


By:  /s/  Gary Cypres
---------------------
     Gary Cypres